UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
KGJMK Opco Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    August 31, 2020

Physical address of issuer
3200 S Susan St, Santa Ana, CA 92704

Website of issuer
www.mygreennetwork.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Revenue Participation Promissory Notes of the issuer that is equal to two percent (2%) of the total number of Revenue Participation Promissory Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Revenue Participation Promissory Note

Target number of Securities to be offered
$50,000 Principal Amount
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 12, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	As of September 30, 2020
Total Assets	$500,000.00
Cash & Cash Equivalents	$0.00
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$500,000.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$105.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 17, 2021

FORM C/A

Up to $1,070,000

KGJMK Opco Inc.



Explanatory Note

KGJMK Opco, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on November 16, 2020. This Amendment is being filed due to related-party transactions totaling $20,000, representing over 20% of the current amount raised. A previous amendment was filed on November 24, 2020 to update education history of a management employee and update the number of deposit holders.

Revenue Participation Promissory Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by KGJMK Opco Inc., a California corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Participation Promissory Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 Principal Amount and up to $1,070,000.00 Principal Amount from Investors in the offering of Securities described in this Form C/A (this "Offering"). The Company is concurrently offering the Securities in this Offering and under Rule 506(c) of Regulation D (collectively, this Offering and the concurrent offering under Regulation D are referred to as the "Combined Offering"). The Company will sell up to an aggregate amount of $1,500,000 in the Combined Offering. The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Revenue Participation Promissory Notes of the Issuer equal to two percent (2%) of the total number of Revenue Participation Promissory Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000	$53,500.00	$1,016,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.mygreennetwork.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 17, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.mygreennetwork.com

The Company must continue to comply with the ongoing reporting requirements until:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

KGJMK Opco Inc. (the "Company") is a California corporation, formed on August 31, 2020. The Company is currently also conducting business under the name of "My Green Network" and "MyGN."

The Company is located at 3200 S Susan St, Santa Ana, CA 92704.

The Company's website is www.mygreennetwork.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

We refer to our company in this Form C/A as the "Company," "KGJMK Opco Inc.," "we," "us," "Issuer," "My Green Network," or "MyGN," unless otherwise specified.

The Business

My Green Network (MyGN) aims to empower the growth of new cannabis business leaders by fostering a nurturing environment for diverse cultures, collaboration, and creativity. MyGN co-founders Ken Hwang and James Shih started the company after identifying a lack of affordable access to the legal cannabis industry. The company's targeted solution intends to disrupt the consolidation of small- and medium-sized businesses in the cannabis industry by introducing a shared economy. MyGN members will be able to research, develop, and infuse/manufacture their own products in MyGN's shared kitchen space, leverage MyGN's expertise to navigate cannabis licensing and compliance requirements, and join an ecosystem of cannabis companies to exchange ideas, network, and learn best practices.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Revenue Participation Promissory Note being offered	$50,000 Principal Amount
Total Revenue Participation Promissory Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Revenue Participation Promissory Note	$1,070,000 Principal Amount
Total Revenue Participation Promissory Note outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 12, 2021
Use of proceeds	See the description of the use of proceeds on page 51 hereof.
Voting Rights	See the description of the voting rights on page 64 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on completing construction, purchasing equipment, marketing, hiring, and initial inventory rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations including the construction schedule, equipment purchases, opening, operations, wages, formulating new products, and implementing our business plan that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately October 1, 2020 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on August 31, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our founders' association with KGJMK LLC could pose a conflict of interest which may result in KGJMK LLC's actions that are adverse to our business.
Mr. James Shih and Mr. Ken Hwang, who are our executives and directors and principal beneficial owners of our company, own 100% of the equity interests of KGJMK LLC. Under an array of contractual arrangements between us and KGJMK LLC, we and KGJMK LLC serve our customers together, we lend funds to KGJMK LLC to support its operations, and KGJMK LLC agrees to distribute its profits to us or to our investors directly. As a result, conflicts of interest may arise from time to time and may result in decisions of our management that negatively affect our business or cause us to lose opportunities.

All of the equity interests of KGJMK LLC are held by Mr. James Shih and Mr. Ken Hwang, who may cause the contractual arrangements between us and KGJMK LLC to be amended in a manner that is adverse to us.
Mr. James Shih and Mr. Ken Hwang own and control KGJMK LLC. As a result, they may be able to cause our commercial arrangements with KGJMK LLC to be amended in a manner that is adverse to our company, or may be able to cause these arrangements to terminate, even if the termination would be adverse to us. There is no mechanism in place that prevents amendments to these arrangements by them. Thus, there is no assurance that our existing agreements with KGJMK LLC will not be amended in the future to be different from the current terms. Such differences may be adverse to our interests.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches, modify construction plans, use equipment as collateral, enter into side agreements for equipment lending, find lending options, any of which may materially harm our business, financial condition and results of operations.

There can be no assurance that the Company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

While we believe we are a first mover in the cannabis shared-spaces, cannabis is rapidly evolving and the development and commercialization of cannabis is highly competitive.
We face competition with respect to any services and products that we may seek to develop or commercialize in the future. Our competitors include a rapidly evolving market with major consolidations occurring in the industry as well as major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved cannabis products and thus may be better equipped than us to develop and commercialize those products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Because we lease our properties to a limited number of members, and to the extent we depend on a limited number of members in the future, the inability of any single member to make its lease payments could adversely affect our business and our ability to make distributions to our stockholders.

Lease payment defaults by any of our members or a significant decline in the value of any single property would materially adversely affect our business, financial position and results of operations, including our ability to make distributions to our stockholders. Our lack of diversification also increases the potential that a single underperforming investment or member could have a material adverse effect on our cash flows and the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our members, including but not limited to the state cannabis markets not developing and growing in ways that we or our members projected, or any adverse change in the political climate regarding cannabis where our properties are located, would subject us to a significant risk of loss.

In addition, failure by any of our members to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable property. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that property. Furthermore, we cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our members may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such members not being able to operate their businesses and defaulting on their lease payments to us.

Most states where we own properties issue licenses for medical-use cannabis operations for a limited period. We rely on our members to renew or otherwise maintain the requisite state and local cannabis licenses and other authorizations on a continuous basis. If one or more of our members are unable to renew or otherwise maintain its licenses or other state and local authorizations necessary to continue its cannabis operations, such members may default on their lease payments to us.

Any such noncompliance by our members of state and local laws, rules and regulations may also subject us, as the owner of such properties, to potential penalties, fines or other liabilities.

Any lease payment defaults by a member or additional liability on us could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a member, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of medical-use cannabis cultivation and production facilities are generally subject to extensive state licensing requirements.

We rely on other companies to provide cannabis flower and extracts, raw ingredients used (e.g. flour, eggs, dairy) in creating infused products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may

be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide cannabis flower and extracts, raw ingredients used (e.g. flour, eggs, dairy) in creating infused products. which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for cannabis flower and extracts, raw ingredients used (e.g. flour, eggs, dairy) in creating infused products.

As a distributor of cannabis, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products and are required to test before selling to retailers or to the consumer, faulty, spoiled or tainted ingredients or components in our products could cause penalties, fines, and destruction of products resulting in loss of revenue and profit. There is no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

If our properties' access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties to cannabis companies, thereby adversely affecting our ability to generate returns on our properties.

In order to lease the properties that we acquire, these properties require access to sufficient water and power to make them suitable for the cultivation and production of cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we acquire properties. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our results of operations.

Historically, states that have legalized cannabis cultivation have typically required that such cultivation take place indoors. Indoor cultivation of cannabis requires significant power for growing lights and ventilation and air conditioning to remove the hot air generated by the growing lights. While outdoor cultivation is gaining acceptance in many states with favorable climates for such growth, we expect that a significant number of our properties will continue to utilize indoor cultivation methods. Any extended interruption of the power supply to our properties, particularly those using indoor cultivation methods, would likely harm our tenants' crops, which could result in their inability to make lease payments to us for our properties. Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders.

Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are desired to operate our business, which may expose us to additional risks and financial liabilities.
Insurance that is otherwise readily available, such as workers' compensation, general liability and directors' and officers' insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated cannabis industry. There are no guarantees that we will be able to find such insurance in the future, or that the cost will be affordable to us. If we are forced to go without such insurance, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partner and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by enforcing 24/7 surveillance of our facility, limiting access to sensitive information, developing our own internal encrypted software platform and/or utilizing encryption software. The expenses associated with protecting these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-

up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced.

Despite continual organizing attempts by labor unions, the cannabis industry remains in an undetermined state of unionization and all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

The Company's success depends on the experience and skill of the board of directors, its executive officers, key employees, and advisors.

In particular, the Company is dependent on James Shih, Edwin Chu, Ben Schwab, Ken Hwang, who are CEO, Chief of Operations, Chief of Distribution, Chairman/CLO, of the Company. The Company has or intends to enter into employment/advisory agreements with James Shih, Edwin Chu, Ben Schwab, Ken Hwang although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of James Shih, Edwin Chu, Ben Schwab, Ken Hwang, could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in qualification requirements, minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work,

the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.
Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In United States vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement including the Cole Memo is unnecessary and is rescinded, effective immediately". However, Donald Trump

subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce cannabis would have a material negative impact on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress

in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.
Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues, but it can be as high as 90%. This

relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

We may have difficulty accessing bankruptcy courts.
As discussed above, cannabis is illegal under federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in the cannabis or cannabis related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit.

Assets leased to cannabis businesses may be forfeited to the federal government.
Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term

changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of cannabis, cannabis extracts, and raw materials used in edibles, beverages, and topicals. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of cannabis, cannabis extracts, and raw materials used in edibles, beverages, and topicals as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal

proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as licensed dispensaries in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business.

Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The process of creating infused beverages utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on licensed dispensary retailers.
In California where all of our cannabis products are sold, we sell directly to licensed dispensary retailers for sale to the end consumer. Although we currently have a network of licensed dispensary retailers, sustained growth will require us to maintain such relationships and enter into arrangements with additional licensed dispensary retailers in new markets. No assurance can be given that we will be able to maintain our current licensed dispensary retailer network or secure additional licensed dispensary retailers on terms favorable to us, or at all.

Our licensed dispensary retailers often represent competing cannabis brands, and are to varying degrees influenced by their continued business relationships with other brands. Our independent licensed dispensary retailers may be influenced by a large brand, particularly if they rely on that brand for a significant portion of their sales, which many do. While we believe that the relationships between us and our licensed dispensary retailers are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our licensed dispensary retailers will continue to effectively market and sell our products. The loss of a significant amount of licensed dispensary retailers or the inability to replace a poorly performing licensed dispensary retailers in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The loss of our licensed dispensary retailers could impair our operations and reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with licensed dispensary retailers. Many licensed dispensary retailers are affiliated with other manufacturing brands. In many cases, such products compete directly with our products. The marketing efforts of our licensed dispensary retailers are important for our success. If our brands prove to be less attractive to our existing licensed dispensary retailers and/or if we fail to attract additional licensed dispensary retailers and/or our licensed dispensary retailers do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

While currently, we are not reliant on co-packers for our products, as we expand our operations we may need to secure co-packers for our products. Inability to secure co-packers for our products could impair our operations and reduce our financial results.

We would potentially rely on third parties, called co-packers in our industry, to produce our products when we expand operations. A future dependence on co-packers could put us at risk in our operations. If we lose relationships and/or require new co-packing relationships for other products, we may be unable to establish relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our licensed dispensary retailers of our brands as cannabis brands that have the potential to provide incremental sales growth rather than reduce licensed dispensary retailers' existing sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among cannabis products;
- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding cannabis products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and

- adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as cannabis, coffee beans, butter, oil, fruits, terpenes, chocolate, flour, nuts, sugar, seasonings, salt, etc. In addition, we purchase and use significant quantities of cans, bottles, film, paper, plastic sheeting and corrugate to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

We may enter into raw material contracts that have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We may be contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases,. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Cannabis and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the licensed cannabis industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their

intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances we may contract to deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Our customers may not commit to firm production schedules and we may experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, the vaping crisis of 2019 negatively impacted the vaping industry for a period of time which is currently reviving. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to purchase cannabis or qualified professionals seeking to enter the cannabis industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate generally and specifically in the cannabis industry and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and

technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We may be subject to litigation despite compliance with regulations and industry standards.

We spend substantial resources ensuring that we comply with governmental safety regulations on both a state and local level. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on our intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop

or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

The USPTO does not provide trademark protection for cannabis or cannabis-related marks, making it difficult to enforce and protect intellectual property.

It is possible to obtain trademarks for brands used in the cannabis industry but only on non-cannabis goods. California will issue state trademarks for cannabis-related products, but state trademarks provide significantly less protection than federal trademarks. Patents are also very difficult to receive in the cannabis industry and require complex legal and scientific questions. Moreover, California law impacts packaging and labeling of cannabis products and may not allow Company's desired branding and/or packaging to be utilized in commerce.

Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.

As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demand for cannabis. The level of new cannabis purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, and patterns of consumer spending. Consumer preferences also impact the demand for new cannabis purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

Risks Related to the Securities

The Revenue Participation Promissory Note will not be freely tradable until one year from the initial purchase date. Although the Revenue Participation Promissory Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Participation Promissory Note. Because the Revenue Participation Promissory Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Revenue Participation Promissory Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Participation Promissory Note may also adversely affect the price that you might be able to obtain for the Revenue Participation Promissory Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Revenue Participation Promissory Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company is 100% owned by KGJMK Holdings, LLC which is majority-owned and controlled by our founders. Subject to any fiduciary duties owed to our investors under California law, these beneficial owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these beneficial owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these beneficial owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Revenue Participation Promissory Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our articles of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Revenue Participation Promissory Notes and by virtue of a provision contained in the Revenue Participation Promissory Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Revenue Participation Promissory Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Except in limited circumstances, such as a change of control event or filing for bankruptcy, Purchasers will be unable to declare the Security in "default" and demand repayment.
The Securities do not have a maturity date upon which the Purchasers will be able to demand repayment of their investment. Although the Company is obligated to repay the principal amount of the Securities in full from its profits, there is no deadline or a fixed schedule for the Company to complete the repayment. Since the Company will only allocate 50% of its "Net Revenues" (as the term is defined in the Revenue Participation Promissory Note) after establishing reasonable reserves, the Company's ability to repay the Securities depends on its profitability and its business needs. Only in limited circumstances, such as a change of control event or a filing for bankruptcy, may such Purchasers demand repayment of the Purchase Price.

The Company may never be able to convert the Securities or undergo a change of control event.
The Company may never generate enough profits to repay the Securities. In addition, the Company may never undergo a change of control event such as a sale of the Company. If neither the conversion of the Securities nor a change of control event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, and have no voting rights or ability to direct the Company or its actions.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

My Green Network (MyGN) aims to empower the growth of new cannabis business leaders by fostering a nurturing environment for diverse cultures, collaboration, and creativity. MyGN co-founders Ken Hwang and James Shih started the company after identifying a lack of affordable access to the legal cannabis industry. The company's targeted solution intends to disrupt the consolidation of small- and medium-sized businesses in the cannabis industry by introducing a shared economy. MyGN members will be able to research, develop, and infuse/manufacture their own products in MyGN's shared kitchen space, leverage MyGN's expertise to navigate cannabis licensing and compliance requirements, and join an ecosystem of cannabis companies to exchange ideas, network, and learn best practices.

Business Plan

MyGN targets companies and entrepreneurs looking to start or expand their cannabis business in the U.S. It aims to differentiate itself from competitors by providing a more cost-effective option with a shared-economy model, assisting clients with licensing and regulation compliance, and empowering them to create with their own hands within a community of like-minded leaders.

Services will be offered through two customer-facing entities, KGJMK, LLC and KGJMK OPCO, Inc. (OPCO). The OPCO entity will be responsible for manufacturing, distribution, Type S licensing, and the incubator program.

The LLC will manage referrals, the cannabis university, and Type S membership income. OPCO has a management agreement in place with the LLC in which the LLC is obligated to transfer $1,000 per month plus 90% of net profits each quarter (after expenses are deducted) back to OPCO following the repayment of outstanding convertible securities held by OPCO. Deductible expenses for KGJMK, LLC will include rent payments.

The Company anticipates several initial streams of revenue:

- Type S Licensing: The full fee for MyGN's Type S licensing services is currently $50,776. All first-time MyGN customers will be required to pay the licensing fee. This includes applicable city and state applications, licenses, and fees amounting to $30,776. The additional $20,000 is assessed for services provided by MyGN. However, MyGN is currently running an early-bird promotion with a discounted service fee of $8,310, giving Type S licensing a temporary total cost of $39,086.

- Type S Memberships: MyGN offers three membership options that each offer various levels of access to a kitchen/production suite and other ancillary features such as conference room use, storage space, and one year of compliance training and certification. It is also offering an early-bird discount for initial members.
  o Entrepreneur: $1,850 per month
    ▪ Two half days or one full day of kitchen/production suite use per month
  o Executive: $2,800 per month
    ▪ Four half days or two full days of kitchen use per month
    ▪ Five hours of conference room use per month
    ▪ Featured in My Green Network catalog

- o   Enterprise: $5,000
  - ▪ Eight half days or four full days per month
  - ▪ One extra storage space
  - ▪ 10 hours of conference room use per month
  - ▪ One event booking per month
  - ▪ Future MyGN expansion preference
  - ▪ Quarterly reviews for MyGN Seed Accelerator qualification
  - ▪ Featured in MyGN catalog

- A La Carte Services: MyGN members are able to add on additional services such as more kitchen time, more storage, specialized equipment, and marketing.
  - o Additional half day of kitchen/production suite use: $600 per month
  - o Additional full day of kitchen/production suite use: $1,000 per month
  - o Additional storage space: $50 per month
  - o Specialized equipment rental: $50 to $150 (based on 12 hours of use)
  - o Business conference room: $20 per hour
  - o Receptionist service: $200 per hour
  - o Community event space, cannabis event license, and advertising in marketplace: price negotiable.

- MyGN In-house Services: MyGN plans to provide consulting, packaging, product formulation, marketing, brokering, and application/contracting services to its members. These costs will range based on member needs and are generally negotiable..

- Distribution: Distribution service pricing is based on a percentage of total gross product shipped, ranging from 6% to 30% for full-service distribution.

- Referrals: MyGN plans to receive referral fees from strategic partners such as accounting and marketing professionals by connecting them with MyGN members. The company's platform aims to provide members with access to vetted Green Network services and professionals

The company intends to fully utilize its manufacturing and distribution license to generate additional revenue from:

MyGN Distribution: Distribution services for other licensed facilities, pricing will be based on a percentage of total gross product shipped, ranging from 10% to 35% for full-service distribution. Co-packing will be performed on a per-unit basis ranging from $0.02 to $0.25 per unit. Storage is based on square footage and will generally be available for rent between $10 to $15 per square foot per week or month.

MyGN Manufacturing: MyGN is developing innovative, niche cannabis products which it plans to sell to other licensed manufacturers, distributors, and retailers. MyGN also plans to release a line of high-quality infusion-ready concentrates for purchase by members and other manufacturers for standardized infusions. Wholesale rates will be competitive ranging from a floor of $5.00 to $15.00+ per unit depending on quality, branding, demand, cost to produce and competition.

History of the Business

The Company's Products and/or Services

Services will be offered through two customer-facing entities, KGJMK LLC and the Company. The Company will be responsible for manufacturing, distribution, Type S licensing, and the accelerator program. The LLC will manage referrals, the cannabis university, and Type S membership income. The Company has a management agreement in place with the LLC whereas the LLC is obligated to transfer $1,000 per month plus 90% of net profits each quarter (after expenses are deducted) to the Company following repayment of outstanding convertible securities. See the Surety Agreement below under Related Party Transactions for more information.

Product / Service	Description	Current Market
Type S Membership Platform (Production Suite rentals)	MyGN offers three membership options depending on how often a customer would prefer access to the kitchen and other ancillary features such as conference room use, storage space, and one year of compliance training and certification.	We currently have 22/30 members who have signed contracts and deposited either $150 (Step 1) or $2,350 (Step 2) of their process. Members come from all walks of life and are united by a common desire - to enter an evolving cannabis industry safely and easily. Our customers range from new entrepreneurs to existing, licensed cannabis businesses, social equity applicants, and more.
Type S Licensing Services	Type S licensing costs $50,776 in total. All first-time MyGN customers will be required to pay the licensing fee. This includes applicable city and state applications, licenses, and fees amounting to $30,776. The additional $20,000 is the fee attributable directly to MyGN for services provided.	Same as the Type S Members. We do not allow 3rd parties to apply on their behalf as it contains a lot of our work product.
MyGN Manufacturing	MyGN is currently in the final stage of development for several "in-house" products. These products will be marketed and sold under the brand "Bela's Formula," but will be developed, distributed, and manufactured at MyGN's	Consumers looking for high-end products and sweets infused with cannabis or CBD.

	Orange County facility. Bela's is being designed as a luxury brand with high-quality ingredients and packaging. One of the initial products MyGN plans to introduce under the Bela's brand is CBD-infused brigadeiros.	

Anticipated Future Offerings:

Referral Services: In the next 3-6 months, we plan to create a platform for ancillary strategic partners to login and connect them with members while taking a fee. Member access is free. Proceeds will be used to make edits to our website.

Consultant and Advisory Placements: In 6-9 months, we plan to create a platform for expert consultants and advisors to apply to be part of this program and connect them to members while taking a fee. Proceeds would likely be used for some website changes. Member access is free.

Cannabis University: In May 2021, we plan to open a cannabis university. At the university, we would teach three-month courses for finding investment capital, cooking methods, marketing, sales, and other educational courses supplementing knowledge for green leaders. We view this as an opportunity that could eventually branch off into its own business and include more fields.

Distribution Services: We are planning to obtain a Type-11 distribution license which would enable us to transport regulated products in the state of California. With this distribution license, we would be able to provide better distribution services for our members by pooling shipments together to achieve scale. We also plan to help package, assemble, compliance label, and provide other services to prepare member products for retail. In addition, a distribution license would allow us to sell raw, regulated ingredients to our members, like infusion-ready canna-butter and oils, distillates, concentrates, and live rosin. By being hands on with members and understanding their needs, we hope to buy in bulk and sell at low margins while keeping a steady stock at all times. We will also use our distribution service to distribute our own in-house products.

Innovate MyGN In-House products: We currently have formulations, branding, and a product roadmap for further products that will be marketed under our proprietary brands.

MyGN Accelerator: In August 2021, we plan to open an incubator program by inviting successful members and asking if they would like assistance to grow and expand. We plan to train companies on how to prepare to raise capital, operating a cash-flowing business, and connecting them with investors or debt options while taking an equity stake in the business.

Distribution: We plan to bring in clients from a separate facility in Northern California with some of the same owners to distribute on their behalf at our facility. In addition, as we plan to offer distribution services for our members, this could enable us to maximize distribution by transporting for multiple companies originating from our facility.

Competition

The Company's primary competitors include Growpacker, Infusion Factory, Innovative Industrial Properties, Kiva Brands, Inc., and MedMen.

We believe our membership rental program gives us a first mover advantage in the industry. In Orange County, Southern California, there are competitors from white labelers, co-location facilities, and new facilities that are developing similar models as the Company's membership model. In the State of California, there are new facilities that are starting to open in conjunction with local assistance for social equity applicants. The Company's competitors may aggressively cut prices or lower their membership fees to gain or maintain market share. Principal competitive factors important to the Company include location, price, platform features, relative price/performance, quality of staff, a strong third-party software and referral network, marketing and distribution capability, service and support and corporate reputation. The Company competes through (1) focusing on being an original champion and shared-spaces leader for more equal entrepreneurial access; (2) learning from new competitors and adapting our corporate brand to remain a leader in the cannabis shared-production spaces industry; (3) creating initiatives for strong corporate reputation like "Green Quest," an annual program we are running to help cannabis entrepreneurs enter into the market and launch their businesses; (4) adjusting membership fees to remain competitive; (5) strategic location of facilities; (6) innovating and improving platform features; (7) expert mentoring and staff quality; (8) creating new software to scale; (9) growing MyGN's partners to provide more capabilities and opportunities for members; (10) providing expert, high-touch services simplifying complex issues into simple solutions for members; and (11) focusing on differentiating from non-Type S facilities.

A key differentiator is the ability for members to come into our facility and create the products with their own hands and they own their own license and business. In other aspects regarding distribution, referrals, in-house manufacturing, and incubator program, these industries are highly competitive, and the Company is confronted by aggressive competition in these areas of its business. These markets are characterized by frequent product introductions, rapid technological advances, price cuts, ability to adapt to volatile market conditions, product quality/design, innovation, capability, service and support and corporate reputation. My Green Network competes in these factors through: Manufacturing - we aim to produce high-quality products with excellent branding targeted towards niche consumers with a focus on consumer experience. Additionally, we aim to negotiate low costs from a logistics veteran. We plan to add in seasonal and limited products for sale to consumers. Lastly, we plan to produce infusion ready products for members for sale (e.g. infused butters and oils).

Distribution. We plan to bring in clients from a separate facility in Northern California with some of the same owners to distribute on their behalf at our facility. In addition, as we plan to offer distribution services for our members, this could enable us to maximize distribution by transporting for multiple companies originating from our facility.

Referrals and Advisory Placements. We plan to continuously strive to create a vetted selection of referrals while passing wholesale discounts to members with the quality referrals. Education - We plan to create a unique MyGN membership cannabis university which would be innovative and engaging within our spaces allowing for creative collaboration and learning useful skills. In addition, we plan to eventually offer this to out-of-facility businesses wanting to be part of our university.

Accelerator. A key factor for cannabis manufacturers looking for investment is that there may be a lack of cash-flow positive companies in the industry and investing in a product can be risky. Normally, unlicensed cannabis businesses cannot produce legal products and get cash-flow, metrics, or market testing. MyGN plans to identify top-performing members who are cash flow positive, have a brand and product, educated team, mentored by MyGN staff, and then link them with cannabis investors.

Customer Base

We primarily focus on entrepreneurs and small to medium sized businesses. However, we will work with large corporations or licensed businesses who are looking to use MyGN for research and development of products and small batch production. We currently have deposits from 22 members. Our deposit holders span across multiple cultures, genders, ethnicities, and backgrounds. Approximately 50% own their own company either already an industry operator, CBD, or own a business with a product that will transition from normal to infused. The remaining 50% are entrepreneurs who are familiar with cannabis products in the medical market and looking to enter or are in the process of building a brand. Approximately 80% are clear on the product(s) they intend to make with either a formulation or recipe. Only 20% have a general concept.

Intellectual Property

We intend to file for our trademark for our logo on both state (cannabis) and federal (apparel) levels; however, it can be difficult for cannabis and cannabis related companies to enforce and protect intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the cannabis industry. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by various governmental bodies.

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Phase 1 Cannabis Manufacturing and Distribution Permit	City of Santa Ana	Permitting Process, Certificate of Occupancy	August 28, 2019	October 25, 2019
Phase 2 Cannabis Manufacturing and Distribution Building Permits	City of Santa Ana	Permitting Process, Certificate of Occupancy	Pending	Pending
Operation of Shared-Use Facilities	State of California	Type S License	Pending	Pending

Produce medical cannabis products using nonvolatile solvents	State of California	Type 6 License	Pending	Pending
Distribution of medical cannabis and medical cannabis products from manufacturer to dispensary	State of California	Type 11 License	Pending	Pending

Federal Law

THE POSSESSION, USE, CULTIVATION, MANUFACTURING, SALE. DISTRIBUTION AND TRANSFER OF CANNABIS IS ILLEGAL UNDER FEDERAL LAW. The cannabis industry is currently conducted in those states, including California, that have passed laws either decriminalizing or legalizing the use of cannabis for either medicinal or recreational use. However, under United States federal law, the possession, use, cultivation, and transfer of cannabis is illegal. Specifically, the Controlled Substances Act (the "CSA") makes it illegal under federal law to manufacture, distribute or dispense marijuana. 21 U.S.C § 801, et seq. Marijuana and cannabis is a Schedule I controlled substance under the CSA. Companies that engage in any form of commerce in the cannabis industry and individuals investing in a cannabis business may be subject to federal criminal prosecution along with civil fines and penalties. The federal, and in some cases state, law enforcement authorities have frequently investigated and/or closed dispensaries, grow operators, manufacturers, and other cannabis-related businesses. Federal enforcement would have a material adverse effect on the business and operations of the Corporation and could lead to dissolution, asset forfeiture and total loss of investment in the Corporation. In January 2018, former Attorney General Jeff Sessions rescinded the 2013 Obama-era Cole Memo which had previously indicated that resources would not be directed for federal enforcement activity, including civil enforcement and criminal investigations and prosecutions related to marijuana activities. This has created significant uncertainty as to the enforcement policies and priorities of the federal government and agencies against cannabis operators and businesses in the cannabis industry. As such, any investment into a commercial cannabis business is laden with risk under federal law, and an increased amount of risk due to former Attorney General Sessions actions against the cannabis industry. Although Jeff Sessions has been replaced by President Trump with Attorney General William Barr, there is still very little clarity as to how President Trump, or Attorney General William Barr, will enforce federal law or how they will deal with states that have legalized medical or recreational marijuana. Even for businesses compliant with state laws, cannabis-related investments remain a risk under federal law.

State and Local Compliance

The Corporation is in the process of completing the local permitting process for cannabis commercial cannabis distribution and manufacturing. The Corporation has not yet acquired annual state license(s) at any facility which it will need in order to pursue its business plan, and there can be no assurance it will be able to obtain the annual state licenses. In California, on June 27, 2017, California's governor signed into law the Medicinal and Adult-Use Cannabis Regulation and

Safety Act ("MAUCRSA"). MAUCRSA created a state-wide licensing scheme for both commercial medical cannabis activity and commercial recreational cannabis activity beginning on January 1, 2018. The Department of Food and Agriculture, Department of Public Health, and Bureau of Cannabis Control have adopted final regulations interpreting and implementing MAUCRSA. Under MAUCRSA, after January 1, 2018, only license holders are permitted to engage in commercial cannabis activities. A pre-condition to obtaining a California State cannabis license is obtaining a valid license, permit, or authorization from the local municipal government. State medical and recreational laws allow local jurisdictions to enact codes so long as those regulations are more restrictive than state laws. Many local jurisdictions are in the process of developing cannabis policies. If the local jurisdiction allows cannabis operations, the business must first obtain local permits before seeking state licensing. However, even with a local license in-hand, state licensure is not guaranteed. Permit and License requirements create a host of issues that investors should consider, including but not limited to the following:

- Limitations on the number of licenses and license types available;

- Rapidly changing laws and regulations;

- Increased regulatory compliance costs and potentially lower gross margins; • Disclosure of ownership interest to State regulatory agencies;

- Competition; and

- Potential changes to business plans, predicted income, or structure of business entities. +

While the City of Santa Ana has no limit on manufacturing permits, there is no guarantee that this will remain the same in the future or that other locations will have similar permitting structures. In addition to developing regulatory systems and local ordinances, cannabis operations must comply with all state laws and regulations as well as local ordinances and codes. Failure to comply with state and local laws and regulations could result in civil penalties, and in some cases criminal prosecution. As part of the permitting and licensing process, state and local officials will conduct both random and scheduled inspections of cannabis operations. There is no guarantee that the Corporation's cannabis operation, will acquire any state annual license, or will receive a renewal of either local or state license. For a wide variety of reasons, cannabis businesses may not be granted state licenses.

Regulatory Uncertainty

Cannabis is a new industry in the U.S. and there are divided opinions as to how it should be legalized, if it should be legalized, and how to protect the interests of the general public. As such, the Corporation must be prepared for possible changes in laws and regulations which could seriously impact the Corporation's business. The Corporation will incur ongoing costs and obligations related to regulatory compliance and failure to do so may result in additional costs for corrective measures, penalties, or in restrictions on the Corporation's operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to the Corporation's operations, increased compliance costs, or give rise to material liabilities, which could have a material adverse effect on the business, results of operations, and financial condition of the Corporation.

Strict Compliance

California state and local jurisdiction cannabis licenses are subject to ongoing compliance and reporting requirements. Failure by the Corporation to comply with the requirements of its licenses or any failure to maintain licenses would have a material adverse impact on Corporation's business. Should California decide not to grant, extend, or renew the Corporation's licenses, or should it renew such licenses on different terms, the business of the Corporation could be materially adversely affected.

Annual License Required; Renewals

At this time, Corporation has not obtained annual state licenses. There is no guarantee that the Corporation will obtain annual states licenses. Even if the Corporation obtains annual states licenses, all such licenses must be renewed annually and there is no guarantee that such license will be renewed each year.

Acquisitions

Any attempted acquisition of a third-party licensee by Corporation will be subject to regulatory approval. California currently restricts the transfer of an interest in a license and requires re-application by the licensee after any contemplated transfer. There are no guarantees that the Corporation will successfully consummate such acquisitions, and even if the Corporation consummates such acquisitions, the acquisition may never result in the grant of a licenses by any state or local government or regulatory agency and the transfer of any rights to licenses may never be approved by the applicable state and/or local governmental or regulatory agency.

Sale of Cannabis Interests

Similarly, it may be difficult, if not impossible, for Corporation or Corporation's owners to sell their interests in the cannabis businesses. California currently restricts the transfer of an interest in a license and, in many cases, requires re-application by any licensee after any contemplated transfer.

Industry Growth and Consolidation

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in increasing consolidation and formation of strategic relationships. The Corporation expects this consolidation and strategic partnering to continue. Acquisitions or other consolidating transactions could harm the Corporation in a number of ways, including:

- The Corporation could lose strategic relationships if its strategic partners (and/or Third-Party Licensees) are acquired by or enter into relationships with a competitor;

- The relationship between the Corporation and its strategic partners may deteriorate and cause an adverse effect on the Corporation's business; and

- The Corporation's current competitors could become stronger, or new competitors could form, from consolidations. Any of these events could put the Corporation at a competitive disadvantage, which could cause the Corporation to lose strategic partners, revenue and market share. Consolidation could also force the Corporation to expend greater resources

to meet new or additional competitive threats, which could also harm the Corporation's operating results.

Banking

On February 14, 2014, the U.S. government issued rules allowing banks to legally provide financial services to state-licensed cannabis businesses. A memorandum issued by the Justice Department to federal prosecutors reiterated guidance previously given, this time to the financial industry that banks can do business with legal cannabis businesses and "may not" be prosecuted. The Treasury Department's Financial Crimes Enforcement Network (FinCEN) issued guidelines to banks that "it is possible to provide financial services"" to state-licensed cannabis businesses and still be in compliance with federal anti-money laundering laws. The guidance falls short of the explicit legal authorization that banking industry officials had pushed the government to provide and to date it is not clear what if any banks have relied on the guidance and taken on legal cannabis companies as clients. The Marijuana Opportunity Reinvestment and Expungement Act of 2019 (the MORE Act) is a bill currently in the Senate and would de-schedule cannabis, allow SBA Loans for cannabis, and prohibit denial of federal public benefits and immigration benefits. However, there is no guarantee that the MORE Act will pass. Thus, most banks remain unwilling to take deposits, issue credit cards, open bank accounts or assist with payroll services for cannabis businesses. While efforts are underway to address the banking issue, cannabis businesses deal primarily with cash. This presents numerous risks related to security, managing cash flow and the inability to invest funds. The California Board of Equalization allows for cash payments of tax bills at county branches located throughout the state. Nevertheless, cash-related issues continue to present risks for investors. Moreover, the aforementioned rescission of the Cole Memo by former Attorney General Sessions may adversely impact cannabis business banking opportunities, and severely limit the access cannabis businesses have to the banking industry. The Corporation currently has a cannabis bank it intends to use in the future. However, should the Corporation have difficulty accessing normal commercial banking services it will harm the Corporation's operating results.

Food and Drug Administration (FDA)

The FDA does not permit or allow any statement that cannabis or cannabinoid is intended to treat or cure any disease. Research and scientific studies are underway throughout the U.S.; however, no product may make statements of diagnosis, treatment, or cure for any disease without FDA approval.

Bankruptcy

Federal courts in the United States have held that cannabis businesses are not able to receive protection under bankruptcy laws. It has also been held that owners of cannabis businesses seeking personal bankruptcy protection will also be unable to take advantage of filing for bankruptcy. Therefore, in the event Corporation faces financial trouble, it will not be possible to file for bankruptcy protection without a drastic change in federal law.

Intellectual Property

The USPTO does not provide trademark protection for cannabis or cannabis-related marks, making it difficult to enforce and protect intellectual property. It is possible to obtain trademarks for brands used in the cannabis industry but only on non-cannabis goods. California will issue state

trademarks for cannabis-related products, but state trademarks provide significantly less protection than federal trademarks. Patents are also very difficult to receive in the cannabis industry and require complex legal and scientific questions. Moreover, California law impacts packaging and labeling of cannabis products and may not allow Company's desired branding and/or packaging to be utilized in commerce.

Contract Enforceability

Because the Corporation's contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Corporation may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Developing Cannabis Market

The legal commercial cannabis industry in California is nascent. Although the medical collective model has existed since 2004, the commercial medical and recreational regulatory framework is in its infancy. It is only since January 1, 2018 that commercial cannabis enterprises have started operating for-profit, and only with the requisite local and state licenses. The market for medical and recreational products will likely experience fluctuation as supply chains become operational. Demand for cannabis products has been predicted to be substantial; however, there are no guarantees. Shareholders must consider the developing nature of the state regulated industry and the corresponding unpredictability of the cannabis market and likely competition.

Product Liability Claims

Insurance law and available products for cannabis operations, and product liability of cannabis, is a major concern for the industry and all licensees in the supply chain, including manufacturers and retailers like the Corporation. Shareholders should be aware that insurance policies may be limited or claims may be challenged by insurance carriers. While there are insurance companies providing policies for cannabis businesses, many do not cover product liability. This risk factor has led to the emergence of American-made cannabis oil cartridges as many early processors were purchasing cartridges in bulk from China with a very high fail rate.

Agricultural Product

Cannabis cultivation is essentially a form of farming. Crop loss due to acts of nature, drought, infestation or pests are commonplace for cultivation. In addition, the Corporation and its third-party licensee cultivators may be unable to obtain traditional forms of insurance against such losses at a reasonable cost, or at all, due to the general unavailability of insurance products to the cannabis industry. Any fluctuations in the Corporation's cultivation of cannabis and/or supply of cannabis from Corporation's third-party licensee cultivators, due to uninsured crop losses or changes in cultivation conditions, would affect the wholesale price of cannabis and have a material adverse effect on the Corporation.

Background Checks

California and some local jurisdictions require background checks for management and employees as well as applicants for licenses and permits. Although some cannabis-related convictions are not

prohibited for obtaining licensing, convictions for other offenses may cause a delay or make a company ineligible for licensing.

Employees

Cannabis licensees have to be very careful in their hiring practices. Related to the strict compliance discussion above, it only takes one bad employee to put the entire business at risk. Managerial oversight is extremely important in the cannabis industry as even a part-time, minimum-wage employee has the ability to severely harm the licensed business.

Insurance

The Corporation believes that it currently has insurance coverage or other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because the Corporation is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Corporation to suffer uninsured losses, which could adversely affect the Corporation's business, results of operations, and profitability. There is no assurance that the Corporation will be able to fully utilize such insurance coverage, if necessary.

High Effective Tax Rates

Under Internal Revenue Code Section 280E, cannabis businesses are prohibited from deducting their ordinary and necessary business expenses, except for some "costs of goods sold". This results in cannabis enterprises facing much higher federal tax rates than similar companies in other industries. While opinions differ, experts estimate from 40% to 70% as the effective federal tax rate imposed by Section 280E.

Cannabis Specific Taxes

In addition, the state and localities may levy various taxes on cannabis operators. MAUCRSA imposes an excise taxes of 15% of gross receipts for sales and a cultivation tax equal to $9.65 per ounce on flowers, $2.87 per ounce for leaves (trim). Local jurisdictions are permitted to impose additional taxes. In total, the aggregate tax rate for cannabis operations is well above other similar industries. Tax rates and structures (example: gross receipts vs square footage) are rapidly changing and will continue to change in the coming years.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3200 S Susan St, Santa Ana, CA 92704

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own

separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	0.00%	$0	0.07%	$749
General Marketing	0.00%	$0	6.78%	$72,546
Research and Development	0.00%	$0	2.67%	$28,569
Manufacturing	0.00%	$0	4.00%	$42,800
Equipment Purchases	15.00%	$7,500	19.00%	$203,300
Future Wages	0.00%	$0	16.67%	$178,262
General Working Capital	0.00%	$0	5.82%	$62,274
Construction	80.00%	$40,000	40.00%	$428,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Revenue Participation Promissory Notes of the Company that is equal to two percent (2%) of the total number of Revenue Participation Promissory Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions, including a change in construction orders, equipment needs, manufacturing, costs, etc.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Shih

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, and Director: September 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, President, and Director, KGJMK Opco Inc., September 2020 – Current
> Responsible for driving the company forward and ensuring legal documentation for previous fundraising activities. Also ensures compliance for marketing efforts and processing city permits and licensing. Generally, leads company direction.

Partner, SMS Law, January 2009 – Present
> Practices law, specializing in investment immigration, international business development, and estate planning.

Managing Member, KGJMK LLC, July 2019 – Present
> Responsible for driving the company forward and ensuring legal documentation for previous fundraising activities. Also ensures compliance for marketing efforts and processing city permits and licensing. Generally, leads company direction.

Education:

Undergraduate degree in Philosophy and Spanish from Rutgers University
Juris Doctor from the University of San Diego School of Law

Name

Ken Hwang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Legal Officer, Secretary, and Chairman, September 2020 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Legal Officer, Secretary, and Chairman, KGJMK, Opco Inc., September 2020 – Current

> Responsible for driving the company forward and ensuring legal documentation for previous fundraising activities. Also ensures compliance for marketing efforts and processing city permits and licensing. Supervises legal matters.

General Counsel, GDC Technology Ltd., September 2015 – Current
> Leads the legal department at global digital cinema solutions provider.

Managing Member, KGJMK LLC, July 2019 – Present
> Responsible for driving the company forward and ensuring legal documentation for previous fundraising activities. Also ensures compliance for marketing efforts and processing city permits and licensing. Supervises legal matters.

Education:

Undergraduate degree in Psychology from the University of California, Los Angeles
Juris Doctor from Southwestern Law School

Name

Timothy Shih

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director and Advisor, September 2020 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director and Advisor, KGJMK Opco Inc., September 2020 – Current
> Serves as a director and advisor to the company to advise and oversee business strategy decisions and corporate governance.

CEO and Co-Founder, OneWorld Group, 2014 – Current
> As CEO of OneWorld Group, Tim works closely with clients and investors to tailor innovative solutions for their needs with a focus on real estate, private equity and investment.

Partner, Yee & Shih Ltd., 2014 – Current

Corporate and securities attorney advising on complex corporate transactional matters.

Managing Partner, Affiliates Group, December 2013 – Current

Oversees firm providing professional services related to real estate (investments and sales), children's education, immigration, consulting, and private equity investment in specialized categories.

Managing Partner, EB5 Affiliate Network, December 2013 – Current

Provides regional center consulting, EB-5 business strategy, and investor fundraising advise to clients.

Education:

Undergraduate degree in Computer Science from Yale University
Juris Doctor from the Duke University School of Law

Name

Edwin Chu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, Chief Financial Officer, and Treasurer, September 2020 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer, Chief Financial Officer, and Treasurer, KGJMK Opco Inc., September 2020 – Current

Edwin is responsible for overseeing day-to-day operations and assisting members with formula design and production.

Chief Operating Officer, KGJMK LLC, July 2019 – Present

Edwin is responsible for overseeing day-to-day operations and assisting members with formula design and production.

Education:

Undergraduate degree from the University of California, San Diego
Graduate of the Culinary Institute of America.

Name

Maria Cordeiro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Marketing Director, September 2020 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marketing Director, KGJMK Opco Inc., September 2020 – Current
> In her role as Marketing Director Maria is responsible for overseeing design and marketing operations.

Marketing Director, KGJMK LLC, July 2019 – Current
> In her role as Marketing Director Maria is responsible for overseeing design and marketing operations.

Founder and CEO, Goesto Studio, January 2019 – Current
> Manages operations and leads service delivery for a firm providing design and marketing services for clients.

South America Regional Director, SMS Law, June 2018 – September 2019
> Responsible for the effective and efficient administrative management within the South America division.

Education:

A degree from Estácio de Sá

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	14,000,000
Voting Rights	Each share of Common Stock shall be entitled to ten (10) votes.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Additionally, the Company has 3,000,000 shares of Class A preferred stock reserved for issuance upon conversion of a convertible note, issued to KGJMK T1, LLC, as described below.

The Company has another 3,000,000 shares of Class B preferred stock reserved for issuance upon conversion of Revenue Participation Promissory Notes issued in this Offering.

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditor	KGJMK T1, LLC
Amount outstanding	$500,000.00
Interest rate and payment schedule	0.5% per annum that began accruing September 26, 2020 (one year from issuance). If any principal under this Note remains unpaid after September 26, 2025, the interest rate on such unpaid amounts shall increase from 0.5 percent per annum to 10 percent per annum.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	September 26, 2025
Other material terms	The principal under this Note shall, at either (i) Company's election or (ii) upon repayment by the Company of the Note's principal balance in-full, will convert into 3,000,000

shares of the Company's Class A Preferred Stock, no par value per share, equal to 15% equity in the Company. The Board of Directors may cause the Company to make distributions from net cash flow of the Company from time to time. Distributions will be at the discretion of the Board of Directors and will be paid in the following order of priority: (a) First, to pay any amounts payable and due for any debts or liabilities owed to third-parties ensuring that the Company would not be adversely impacted; (b) Second, to fund reasonable reserves of the Company as determined by the Board of Directors; (c) Third, 50% to this Note until the principal is re-paid in-full and 50% to Revenue Participation Notes being sold in this Offering; i) Upon the Note being re-paid in full, 100% of applicable distributions shall be allocated to Revenue Participation Notes until re-paid in full; (d) Fourth, to repay any accrued interest under this Note to the Holder; (e) Finally, the balance pro rata to all shareholders of the Company.

Type of debt	Line of credit
Name of creditor	Founders
Amount outstanding	$68,746.32 as of October 5, 2020
Interest rate and payment schedule	Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 27, 2050
Other material terms	The Founders promise to acquire on behalf and/or provide a loan of up to two hundred thousand ($200,000.00) USD to the KGJMK LLC within the next 6 months from the date of this Agreement (May 27, 2020). Installment payments, including principal of $556.00 and interest $625.00 for a total payment of $1,181.00 monthly will begin

	Twelve (12) months from the date of this Agreement. The balance of principal and interest will be due and payable thirty (30) years from the date of this Agreement. At any time, the Company may prepay the outstanding balance then owing under this Agreement to the Founders without further bonus or penalty.

Note: The loan will ultimately be repaid to founders from KGJMK LLC using funds from business operations and capital raised by KGJMK OPCO Inc.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$500,000.00	Construction, Marketing, Travel, Rent, Events, City and State Licensing/ Permitting/ Application Fees.	September 1, 2020	Rule 506(b)

Ownership

100% of the Company is currently owned by KGJMK Holdings, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
KGJMK Holdings, LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: rent, marketing, construction, equipment, travel, wages, and company formation functions. We do not anticipate generating revenue until January 30, 2021.

The Company intends to achieve profitability in the next 12 months by:

• Allowing current and future pre-signed members to proceed with their Type S license process.

• Receiving monthly membership fees by members.

• Mentoring and directing members to referrals both ancillary to the industry (e.g. accountants, insurance, marketing) and within the industry (e.g. distillate, flower, etc.).

• Distribution for members and non-members. This includes co-packing, storage, and transportation using our streamlined and tested distribution process already in use within California.

• Manufacturing and selling MyGN in-house products. White labeling for other licensed manufacturers. Producing infusion-ready food-grade products for members within the facility to purchase.

• Initiating the MyGN University and charging for some classes in May 2021.

• Initiating the MyGN advisory and consultant placement within the next 9-12 months.

• Initiating the MyGN accelerator, taking equity in early stage companies in August 2021.

Liquidity and Capital Resources

The Offering proceeds will be used to complete remaining construction, rent, equipment, employee wages, and starting operations. Our membership model will allow us to operate and generate revenue and cash-flow on a monthly basis without relying on distribution or manufacturing as the sole potential income. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $0.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. KGJMK LLC, which is overseeing the construction of the facility which Opco will use, currently has ~$55,600 in cash on hand as of November 12, 2020.

The company plans to raise additional funds via a concurrent Regulation D offering available on the MicroVentures platform; the combined proceeds of the two offerings (the "Combined Offering") are not to exceed $1.5 million.

The Company has the following sources of capital in addition to the proceeds from the Offering: Founders have agreed to loan up to $200,000 to KGJMK LLC to fund the construction of the MyGN facility and begin business operations. As of October 5, 2020, $68,746 of this has been tapped. The loan will ultimately be repaid using funds from business operations and capital raised by KGJMK OPCO Inc.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Construction and equipment costs needed to complete the company's first shared-use facility.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 in principal amount of Revenue Participation Promissory Notes for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 12, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her

investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Revenue Participation Promissory Notes of the Issuer that is equal to two percent (2.0%) of the total number of Revenue Participation Promissory Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Revenue Participation Promissory Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

Pursuant to the Revenue Participation Promissory Note (the "Note"), the Company will (i) repay your purchase price (i.e., the principal amount of the Note) out of the Net Revenue Distribution (as defined below) and (ii) convert your Note into that number of shares of the Company's Class B Preferred Stock, no par value per share ("Class B Preferred"), equal to the quotient obtained by dividing the principal amount by the Conversion Price, which we define below, following the payment in full of the principal.

Revenue Participation and Repayment of Principal

The Company shall make a minimum quarterly payment that is equal to 50% of the Net Revenue Distribution among the Investors with equal priority and pro rata in proportion to the respective outstanding principal amount of the outstanding Notes held by Investors. The quarterly payments, if any, will be paid to you on or before March 31, June 30, September 30, and December 31 of each year until the outstanding principal is paid in full.

"Net Revenues" as used in the Note means the aggregate earnings of the Company less local cannabis taxes (city, county, and state), cost of goods sold, overhead expenses, interest payments paid, income taxes, depreciation, and amortization of goodwill, and the allocation of corporate expenses associated with the Company. "Net Revenue Distribution" means the total amount of Net Revenues the Company will distribute after establishing reasonable reverses for the Company.

Conversion of Revenue Participation Promissory Notes After Full Repayment

Immediately upon repayment in full of the principal of your Note, the Company shall convert the original principal amount of your Note into shares of the Company's Class B Preferred ("Conversion Shares") at a conversion price (the "Conversion Price") equal to $0.50 per share, subject to adjustment for stock splits, stock combinations, stock dividends and other similar events. As promptly as practicable after the conversion of your Note, the Company at its expense will issue and deliver to you, upon surrender of this Note, the respective number of Conversion Shares. Upon

delivery of the Conversion Shares following repayment in full of the principal, this Note shall automatically be cancelled and of no further force and effect. No fractional Shares shall be issued upon conversion of your Note, nor shall the Company be required to pay cash in lieu of fractional interests. Instead, all fractional interests shall be eliminated and that all issuances of Conversion Shares shall be rounded up to the nearest whole share.

A Major Investor is defined as an investor who invests at least $25,000 in this offering. If you are not a Major Investor, following conversion of the Note into Conversion Shares, you will appoint the Intermediary or an affiliate of the Intermediary as your sole and exclusive attorney and proxy, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by you.

Payment Upon a Change of Control Event

The Revenue Participation Promissory Note defines a "Change of Control" as:

(i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization;

(ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or

(iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property.

A Change of Control excludes any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

In the event of a Change of Control (defined above), you will receive (i) cash in an amount equal to the outstanding principal amount of your Note; and (ii) the stock or other securities or property to which you are entitled upon the consummation of such Change of Control as if you converted this Note immediately prior to the consummation of the Change of Control.

Termination of Revenue Participation Promissory Note

The Revenue Participation Promissory Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Note into Conversion Shares following full repayment of the Note; or (b) the payment of amounts due to the Investor pursuant to a Change of Control.

Additional Transfer Restrictions

In addition, you may not transfer the Revenue Participation Promissory Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Revenue Participation Promissory Notes do not have any voting rights. Further, upon conversion of the Revenue Participation Promissory Notes into Conversion Shares, non-Major Investors shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN

CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	KGJMK LLC
Relationship to the Company	Common ownership and operates under the My Green Network brand.
Total amount of money involved	$500,000
Benefits or compensation received by related person	Funds used to construct MyGN facility and purchase necessary equipment.
Benefits or compensation received by Company	Construction of facility used to generate revenue and begin business operations.
Description of the transaction	The Company loaned $500,000 to KGJMK LLC for construction of the MyGN facility. A portion of the funds from this Offering (and concurrent Regulation D offering) will be used to fund construction and equipment purchases by KGJMK LLC under the Surety Agreement as described below.

Securities

Related Person/Entity	KGJMK T1, LLC
Relationship to the Company	Timothy Shih is an investor of KGJMK T1, LLC and is also a director of the Company and immediate family of James Shih, our CEO, director and beneficial owner. Stella Shih is an investor of KGJMK T1, LLC and is immediate family of James Shih, our CEO, director and beneficial owner . Managing members of KGJMK T1, LLC hold majority ownership of KGJMK Opco. Inc.
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	Potential benefits as the holder of the KGJMK T1, LLC Convertible Note
Benefits or compensation received by Company	Proceeds from the Convertible Note for use in operations
Description of the transaction	KGJMK T1, LLC invested in a convertible note of the Company in the principal amount of $500,000

Arrangements with KGJMK LLC

Management Agreement

Related Person/Entity	KGJMK LLC
Relationship to the Company	Common ownership and operates under the My Green Network brand.
Benefits or compensation received by related person	KGJMK Opco Inc. will provide services on behalf of KGJMK LLC and vice versa.
Benefits or compensation received by Company	In consideration for the Company providing management services to KGJMK LLC, KGJMK LLC shall pay the Company a management fee of $1,000 per month and ninety percent (90%) of Company's net profits per calendar quarter, after repayment of the Convertible Note and Revenue Participation Promissory Notes pursuant to the Surety Agreement and the loan provided by the Company to KGJMK LLC for construction of the MyGN facility in the amount of $500,000 as described above.
Description of the transaction	The Company has entered into a Management Services Agreement whereby the Company shall provide management

	services to KGJMK LLC in connection with Company's business and operations.

Surety Agreements

Related Person/Entity	KGJMK LLC
Relationship to the Company	Common ownership and operates under the My Green Network brand.
Benefits or compensation received by related person	Capital to construct facility.
Benefits or compensation received by Company	Repayment of note and conversion to equity upon full repayment.
Description of the transaction	Per the surety agreement: Surety (KGJMK LLC) agrees that pursuant to this Agreement, while the principal amounts of the KGJMK T1 Note and Notes being sold in this Offering have not been fully repaid, Surety will distribute any net profit from its operations at the end of its operating year to repay the T1 Note and Notes being sold in this Offering as follows: (a) First, to pay any amounts payable and due for any debts or liabilities owed to third-parties ensuring that the Surety would not be adversely impacted; (b) Second, to fund reasonable reserves of Surety for its operations and any contingent or unforeseen liabilities; (c) Third, 50% to the T1 Note until the principal is re-paid in-full and 50% to the Notes being sold in this Offering until repaid in full; (d) Upon the T1 Note being re-paid in full, 100% of applicable distributions shall be allocated to the Notes being sold in this Offering until re-paid in full.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James Shih
(Signature)

James Shih
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/James Shih
(Signature)

James Shih
(Name)

CEO, Director
(Title)

February 17, 2021
(Date)

/s/Ken Hwang
(Signature)

Ken Hwang
(Name)

CLO, Chairman
(Title)

February 17, 2021
(Date)

I, James Shih, being the founder of KGJMK Opco Inc., a Corporation (the "Company"), hereby certify as of this date:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of August 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended August 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/James Shih
(Signature)

James Shih
(Name)

CEO, Director
(Title)

February 17, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Revenue Participation Promissory Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

KGJMK OPCO, INC.

Reviewed Financial Statements For The Years Ended August 31, 2020



Independent Accountant's Review Report

To Management
KGJMK Opco., Inc.
Los Angeles, California

We have reviewed the accompanying balance sheet of KGJMK Opco., Inc. as of August 31, 2020, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 7, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KGJMK OPCO, INC.
BALANCE SHEET
AUGUST 31, 2020

ASSETS

CURRENT ASSETS	
Cash	$ -
TOTAL CURRENT ASSETS	-

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY	
Common Stock (20,000,000 common shares authorized; No par value)	-
Additional Paid in Capital	105
Retained Earnings (Deficit)	(105)
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KGJMK OPCO, INC.
INCOME STATEMENT
FOR THE PERIOD OF AUGUST 31, 2020 (INCEPTION) THROUGH AUGUST 31, 2020

Operating Expense	
Legal & Professional	105
	105
Net Income from Operations	(105)
Net Income	$ (105)

KGJMK OPCO, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF AUGUST 31, 2020 (INCEPTION) THROUGH AUGUST 31, 2020
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(105)
Net Cash Flows From Operating Activities		(105)

Cash Flows From Financing Activities

Change in Additional Paid In Capital		105
Net Cash Flows From Financing Activities		105

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

KGJMK OPCO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF AUGUST 31, 2020 (INCEPTION) THROUGH AUGUST 31, 2020

	Common Stock		Additional Paid In Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount			
Balance at Inception	-	$ -	$ -	$ -	$ -
Additional Paid In Capital			105		105
Net Income				(105)	(105)
Balance at August 31, 2020	-	$ -	105	$ (105)	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

KGJMK Opco., Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company is a Cannabis producer and distributor.

The Company is a subsidiary of KGJMK Holdings, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company's product is classified as a Schedule I drug by the Drug Enforcement Administration, the use, sale, production, or distribution of which is a criminal offense under US federal law. The recreational use of the Company's product is, however, legal in the State of California. This legal status creates significant legal and regulatory risks and uncertainties including, but no limited to, difficulty of establishing and maintaining banking relationships, difficulty of obtaining insurance coverage, and the management of the Company's supply chain.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's stream of revenue will be revenues from the distribution of its Cannabis.

Related Party Transactions

The Company is a subtenant of KGJMK, LLC ("the Party"), which holds the prime lease for the Company's intended operating location. The lease will commence once the Company obtains Cannabis permits and certificate of occupancy from the State of California and City of Santa Ana and will last for five years. The Party has an option to renew the lease for two additional, consecutive five-year terms for a total of fifteen years. The Party also has a right of first refusal to purchase the property. The Company will remit any income or membership fees generated as a part of this lease.

The Company will raise capital through a crowdfunding campaign. These funds will be loaned to the Party for buildout of the leased premises. The Party will be the guarantor of the notes issued on the crowdfunding campaign and will repay this loan by remitting 100% of its net profits to the Company until paid in full.

The Company will provide management services to the Party. At the conclusion of the payment of its debt and liabilities, the party will pay a minimum of 90% of its net profits quarterly, plus a $1,000 management fee.

The Party is commonly controlled by the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Under current US federal law (IRC Section 280E), a Company engaged in the cultivation or sale of Schedule I and Schedule II substances, including Cannabis, may only deduct cost of goods sold and must determine cost of goods sold using the rules that existed prior to the adoption of Section 263A to determine inventoriable costs. This means that certain costs capitalizable as inventory under current law are non-deductible under Section 280E.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise and income tax filing requirements in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- EQUITY

The Company's articles of incorporation authorize the Company to issue 20,000,00 no par value common stock.

Subsequent to the period, the Company issued 14,000,000 common shares to its parent company, KGJMK Holdings, LLC.

NOTE D- DEBT

Subsequent to the period, the Company issued a convertible promissory note in exchange for $500,000.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses

valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 7, 2020, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures



Company: KGJMK Opco Inc. (MyGN)

Market: Cannabis

Product: Shared kitchen spaces and incubator for developing, manufacturing, and distribution of licensed cannabis and CBD infused products

Company Highlights

- Deposits from 22 members (clients) to access MyGN's shared-use kitchen facilities
- Previously raised $500,000 from angel investors and company founders
- Company's first facility in Orange County, California expected to be completed in December 2020; construction over 50% complete
- Founding team members have 21+ years of combined experience and collectively have previously founded and scaled three licensed cannabis facilities with various licenses, including manufacturing, distribution, retail delivery, and cultivation in Colorado and California

EXECUTIVE SNAPSHOT

My Green Network (MyGN) was formed in 2018 in California with the aim of creating equal access to the cannabis industry through a community-centric, shared-economy model by providing opportunities to any sizes of cannabis entrepreneurs, counteracting the consolidation of cannabis companies. MyGN's facility is expected to be completed in December 2020 and will be equipped with seven cannabis production suites designed to allow community members to infuse any edible, beverage, or topical products and package and assemble all cannabis products, including flower and concentrates. MyGN hopes to empower members by helping them obtain their cannabis license and then sub-leasing equipped spaces based on a flexible membership fee individually scaled to members' needs for days of production per month. Ultimately, MyGN's goal is to serve as a business incubation center and nurture cannabis companies by surrounding them with an inspiring innovation ecosystem and providing critical services for their success.

MyGN is in the final stages of completing its first shared-use facility and anticipates officially opening in December of this year. Since inception in 2018, the company's notable traction includes:

- Deposits from 22 members to access MyGN's shared-use kitchen facilities, representing 73.33% of its usable space for members in Year 1
- $500,000 raised from angel investors and founders

Left Intentionally Blank



PERKS

You are investing in a Revenue Participation Promissory Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.



$420: My Green Network Exclusive Investor T-Shirt and MyGN Mug.



$710: A Green Investor Card which you will be able to use for discounts on any MyGN in-house brand created product at participating licensed dispensaries for 10 years. Additional MyGN Green Investor membership benefits may include discounts on MyGN member created products.



$4,200: Virtual meeting with the MyGN co-founders.



$7,100: Private tour of the facility and access to visit once a month for life (requires proper notice and scheduling with facility, guest passes subject to availability).



$42,000: Invite to exclusive opening party, meet with the Green Leaders in the MyGN flagship facility and learn about their brand, vision, and products they create. You'll receive a Green Investor Emerald Card which you will be able to use for a 10% discount on any MyGN in-house brand created product at participating licensed dispensaries for life. Additional MyGN Green Investor membership benefits may include discounts on MyGN member created products



$71,000: One-night stay at an Airbnb where investors will dine with MyGN's founding team in an exclusive cannabis-infused (optional) dinner created by MyGN's in-house chef trained by Michelin-awarded chefs with a custom-engraved gift (a plus one for your spouse or partner is permitted).



$125,000: Collaborate directly with MyGN's team to create a seasonal or limited-edition cannabis product from beginning to end. MyGN will take your vision and bring it to life with MyGN's expert in-house team for formulation, marketing, branding, design, and operations. This collaboration includes optional recognition as vision behind the product and a percentage of any profits derived from the sale of the product.

COMPANY SUMMARY

Opportunity

According to the *LA Times*, California is the largest legal cannabis market in the world, with an estimated $3.1 billion in licensed cannabis sales in 2019. The market underwent strong growth between 2018 and 2019 despite the many hurdles cannabis companies have to overcome. California imposes tough licensing, testing, and



packaging regulations on cannabis companies, making it difficult for many companies to operate.[i] Many small- and medium-sized cannabis-infused food and drink makers have discovered that the state's regulations make it all but impossible to function. Just 28 companies held the most basic state license to put marijuana in a brownie in 2018, according to Green State. Companies that are able to overcome regulations to get a license can still face difficulties from hostile cities, steep rents, and new taxes and fees that eat into profits. It can take hundreds of thousands of dollars to launch an edibles business.[ii]

Founded in 2018, My Green Network (MyGN) aims to empower the growth of new cannabis business leaders by fostering a nurturing environment for diverse cultures, collaboration, and creativity. MyGN co-founders Ken Hwang and James Shih started the company after identifying a lack of affordable access to the legal cannabis industry. The company's targeted solution intends to disrupt the consolidation of small- and medium-sized businesses in the cannabis industry by introducing a shared economy. MyGN members will be able to research, develop, and infuse/manufacture their own products in MyGN's shared kitchen space, leverage MyGN's expertise to navigate cannabis licensing and compliance requirements, and join an ecosystem of cannabis companies to exchange ideas, network, and learn best practices. Using a shared kitchen offers several benefits to customers including cost savings, access to necessary equipment, reduced regulatory burden, and cleanliness.[iii] Perhaps the most valuable of these benefits is the ability for companies to avoid investing the required upfront capital in building their own space or purchasing the necessary equipment, especially during a stage when capital and cashflow may be a challenge.[iv]

MyGN is in the process of applying for a Type 11 distribution license, which would enable it to distribute member products throughout the state of California, a Type 6 manufacturing license, and a Type S license to operate as a shared-use facility. With the funds from this raise, the company intends to finish construction on its first, flagship facility in Orange County, California and begin offering services to members who have already placed a deposit.

 

Product

When MyGN completes its facility, the company initially plans to offer three services, shared-production suites, distribution, and manufacturing. The facility is being built to provide members with a community environment that supports the culture of innovation and celebrates research and creativity. The space is designed for members to interact on a daily basis as well as host events and conferences, showcase themselves and their products, and spark collaboration between members with hospitality elements with the purpose of creating a lifestyle, not just a job.

MyGN members holding a Type S license will have access to a comprehensive platform with shared production suites, community amenities, and MyGN in-house services including licensed distribution to formulations. MyGN



will apply for a Type S cannabis license on behalf of members for a fee. Type S licensees own their business, acquire a cannabis license, make their own product, sell their own product to retailers/distributors, and earn cannabis income lawfully in California.

To further help members achieve their business goals, MyGN plans to provide them with access to resources to get their business off the ground such as financial services, staffing and human resources, insurance, legal, accounting, and access to MyGN's proprietary tech platform. MyGN's tech platform is being designed to streamline internal processes for MyGN and provide members with a platform to track and manage their services. Planned benefits include:

<table>
<tr><th>MyGN</th><th>MyGN Members</th></tr>
<tr><td>

- Enterprise Resource Planning (ERP) Optimization
- Automate the Type S licensing process for new members and manage the ongoing regulatory and compliance requirements for existing licensed members
- Generate reporting and regulatory change notifications at both city and state level
- Rental Space Management
- Accounting
- Member Onboarding and Communication Portal

</td><td>

- Track their Type S license application in real time
- Manage their facility usage requirements
- Connect and collaborate with other members
- Access the MyGN ancillary service providers when needed
- API integration

</td></tr>
</table>



MyGN Production Suites

MyGN members will have access to seven MyGN production suites. The production suites will consist of two Michelin-inspired commercial kitchens designed by MyGN's COO to satisfy the needs aspiring chefs or bakers and five hybrid suites designed to allow for non-edible production. The suites are being designed to allow community members to infuse any edible, beverage, or topical and package and assemble all other cannabis products including flower, vapes, and concentrates. The suites include kitchen space with the basic equipment needed to develop, test, and make products. Specific equipment includes bottle filling machines, ovens, mixers, burners,



griddles, fridges, brite tanks, precision dispensers, freezers, vacuum sealers, label printers, grinders, sonicator, vape cart filling machines, and over 40 kitchen tools and cookware. Members can rent specialty equipment for an additional fee. Additionally, members using a production suite have access to storage space and compliance training.



MyGN Distribution

MyGN is planning to obtain a Type-11 distribution license which would enable it to transport regulated products within the state of California. With this distribution license, MyGN would be able to provide valuable distribution services for its members by pooling shipments together to achieve scale. MyGN also plans to help package, assemble, advise on compliance labeling, and provide other services to prepare member products for retail. In addition, a distribution license would allow it to sell raw, regulated ingredients to its members, like infusion-ready canna-butter and oils, distillates, concentrates, and live rosin. By being hands on with members and understanding their needs, MyGN hopes to buy in bulk and sell at low margins while keeping a steady stock at all times. MyGN will also use its distribution service to distribute its own in-house products.

For licensed businesses not in the MyGN ecosystem, the company plans to offer co-packing, distribution services, and purchasing of flower, concentrates, and extracts for resale to other distributors and manufacturers.






MyGN Manufacturing

MyGN is currently in the final stages of development for several "in-house" products. One product marketed and sold under the brand "Bela's Formula," and will be developed, distributed, and manufactured at MyGN's Orange County facility. Bela's Formula is being designed as a luxury brand with high-quality ingredients and packaging with Brazilian origins to empower the modern-day woman.

One of the initial products MyGN plans to introduce under Bela brand are cannabis- and CBD-infused brigadeiros.



"Bela's Formula Brigadeiros are the quintessential Brazilian sweet passed down through generations. These luxurious, velvety drops of chocolate are artisan crafted to satisfy the deepest of cravings— then formulated with lab-certified, pure CBD."

An additional brand-line MyGN plans to introduce upon opening is Oracle, a high-quality product line designed to enhance game play abilities for the gaming sector. One of Oracle's initial product concepts is an energy drink designed to appeal to enthusiasts of all gaming genres – from role-playing to first-person shooter.




Oracle aims to elevate gaming to a new level. Alchemical recipes will be infused with cannabis and enhanced with the goal of facilitating maximum focus. Oracle aims to stimulate gamers like never before by creating an alternate reality where "your clairvoyant-like skills will cause your opponents to rage quit and leave you flying high in every battle as the victor."

A manufacturing license would also permit manufacturing cannabis products for any California licensed cannabis business, including members and non-members, allowing companies to scale.

Use of Proceeds

MyGN is looking to raise a minimum of $50,000 and a maximum of $1.5 million in this Reg CF offering and a concurrent Reg D offering. If the minimum amount is raised, the company plans to allocate $40,000 toward construction costs, $7,500 toward equipment, and $2,500 toward fees. If the maximum amount is raised, the company plans to allocate $600,000 toward construction costs, $284,963 toward equipment costs, $250,000 toward future wages, $102,712 toward sales and marketing efforts, $87,325 toward working capital, $75,000 toward fees, $60,000 toward manufacturing inventory, and $40,000 toward research and development (R&D).





The majority of proceeds from this raise is expected to go into construction and equipment costs, enabling the company to complete the construction of its facility, and furnish it with the necessary equipment, and officially launch. Once the facility is ready, the company will be able to service members in its shared-kitchen facilities.

Product Roadmap

Over the next several years, MyGN plans to introduce new products, features, and services for its ecosystem of cannabis companies and add additional product lines to its in-house brand. New products, features, and services include:





Cannabis University (May 2021): MyGN plans to open a cannabis university. At the university, it would teach three-month courses for finding investment capital, formulating new products, infusion methods and techniques, marketing, sales, and other educational courses supplementing knowledge for green leaders. The company views this as an opportunity that could eventually branch off into its own business and include more fields. MyGN anticipates generating new members from the cannabis university, which will in turn create a pipeline to seed MyGN's incubator accelerator program.



Incubator Accelerator Program (August 2021): MyGN plans to open an incubator program by inviting successful members and asking if they would like assistance to grow and expand. MyGN plans to train entrepreneurs on how to prepare to raise capital, operate a cash-flowing business, and connect them with investors or debt options in exchange for an equity stake in the business.

Tech Platform Improvements (Continuous): MyGN plans to continually develop and add new features to its tech platform in the coming years. The goal is to systemize and create a seamless experience for the user (members/people applying for the license) and the provider (person/company applying on behalf of the member). This will primarily be management software and will be designed to also enable resale in the future to third-party companies as a software license.

Additionally, within the next 3-5, years the company intends to expand operations to nine more locations in California and other states such as Oregon, New York, Colorado, Oklahoma, New Jersey, and Florida.

MyGN plans to roll out three additional brand lines with five or more products targeting industry niches it has identified to be unsaturated or untapped. MyGN intends to keep this information private until they are able to produce and sell in order to maintain the unique value proposition of these products when released.

Business Model

MyGN targets companies and entrepreneurs looking to start or expand their cannabis business in the U.S. It aims to differentiate itself from competitors by providing a more cost-effective option with a shared-economy model, assisting clients with licensing and regulation compliance, and empowering them to create with their own hands within a community of like-minded leaders.

Services will be offered through two customer-facing entities, KGJMK, LLC and KGJMK OPCO, Inc. (OPCO). The OPCO entity will be responsible for manufacturing, distribution, Type S licensing, and the incubator program.

The LLC will manage referrals, the cannabis university, and Type S membership income. OPCO has a management agreement in place with the LLC in which the LLC is obligated to transfer $1,000 per month plus 90% of net profits each quarter (after expenses are deducted) back to OPCO following the repayment of outstanding convertible securities held by OPCO. Deductible expenses for KGJMK, LLC will include rent payments.

Investors in this offering will be investing in KGJMK OPCO, Inc. Please refer to the Form C for more details.

The company anticipates several initial streams of revenue from its membership platform:





Type S Licensing: The full fee for MyGN's Type S licensing services is currently $50,776. All first-time MyGN customers will be required to pay the licensing fee. This includes applicable city and state applications, licenses, and fees amounting to $30,776. The additional $20,000 is assessed for services provided by MyGN. However, MyGN is currently running an early-bird promotion with a discounted service fee of $8,310, giving Type S licensing a temporary total cost of $39,086.



Type S Memberships: MyGN offers three membership options that each offer various levels of access to a kitchen/production suite and other ancillary features such as conference room use, storage space, and one year of compliance training and certification. It is also offering an early-bird discount for initial members.

- Entrepreneur: $1,850 per month
    - Two half days or one full day of kitchen/production suite use per month
- Executive: $2,800 per month
    - Four half days or two full days of kitchen/production suite use per month
    - Five free hours of conference room use per month
    - Featured in My Green Network catalog
- Enterprise: $5,000
    - Eight half days or four full days per month
    - One extra storage space
    - 10 hours of conference room use per month
    - One event booking per month
    - Future MyGN expansion preference
    - Quarterly reviews for MyGN Incubator Accelerator qualification
    - Featured in MyGN catalog



À la Carte Services: MyGN members are able to add on additional services such as more kitchen time, more storage, specialized equipment, and marketing.
- Additional half day of kitchen/production suite use: $600 per month
- Additional full day of kitchen/production suite use: $1,000 per month
- Additional storage space: $50 per month
- Specialized equipment rental: $50 to $150 (based on 12 hours of use)
- Business conference room: $20 per hour
- Receptionist service: $200 per hour
- Community event space, cannabis event license, and advertising in marketplace: Price negotiable



MyGN In-house Services: MyGN plans to provide consulting, packaging, product formulation, marketing, brokering, and application/contracting services to its members. These costs will range based on member needs and are generally negotiable.





Distribution: Distribution service pricing is based on a percentage of total gross product shipped, ranging from 6% to 30% for full-service distribution.



Referrals: MyGN plans to receive referral fees from strategic partners such as accounting and marketing professionals by connecting them with MyGN members. The company's platform aims to provide members with access to vetted Green Network services and professionals.

The company intends to fully utilize its manufacturing and distribution license to generate additional revenue from:



MyGN Distribution: Distribution services for other licensed facilities, pricing will be based on a percentage of total gross product shipped, ranging from 10% to 35% for full-service distribution. Co-packing will be performed on a per-unit basis ranging from $0.02 to $0.25 per unit. Storage is based on square footage and will generally be available for rent between $10 to $15 per square foot per week or month.



MyGN Manufacturing: MyGN is developing innovative, niche cannabis products which it plans to sell to other licensed manufacturers, distributors, and retailers. MyGN also plans to release a line of high-quality infusion-ready concentrates for purchase by members and other manufacturers for standardized infusions. Wholesale rates will be competitive ranging from a floor of $5.00 to $15.00+ per unit depending on quality, branding, demand, cost to produce and competition.

MyGN's revenue streams are designed to synergize through the use of the same space for core services: Type S Memberships, MyGN manufacturing, and MyGN distribution. In the event of an overabundance of memberships, MyGN can reduce the use of the space for other services. If demand increases for MyGN manufactured products or MyGN distribution services; MyGN can re-allocate space away from memberships to match increased demand with the goal of maximizing revenue.





Type S
Membership
MyGN
Manufacturing
MyGN
Distribution

USER TRACTION

MyGN anticipates formally launching in December 2020. To date, the company has received deposits from 22 customers to use its shared kitchen facilities. These deposits represent 73.33% of the company's initial planned subscription of 30 customers. The deposits total $16,950 and are fully refundable minus any third-party fees (such as Stripe for payment processing). The deposits are part of a five-step process where potential customers secure a place at the facility, undergo a background check, choose their membership plan, and apply for relevant cananbis licenses. Five of the twenty-two deposit holders are in phase two of this process and are undergoing the background check and prequalification.

MyGN Deposit Holders



Canbiance is a wellness-focused brand developed by UC Berkeley students dedicated to battling Adderall abuse among college students with cannabis-infused, focus enhancing products as an alternative study aid.



Bunch of Munchies is already delivering rice krispies in seven cities on Uber Eats, Door Dash, Postmates and Grubhub. "A Bunch of Treats to Satisfy Even the Munchiest of Munchies."



HighBridge Premium Cannabis is a purveyor of quality cannabis beverages and spent 2 years formulating a cannabis infused faux beer which looks, foams and tastes like beer, but won't get you drunk, just high.



Oui'd Confections is a confectionary company jumping from the high-class restaurant industry into an ultra-luxury brand with chocolates they say are "better than Godiva."

Facility Construction

The MyGN facility is currently in construction with planned completion in December 2020. Construction began in March 2020.



March



May



June



July



Present



HISTORICAL FINANCIALS

KGJMK Opco Inc. was incorporated on August 31, 2020. Since inception, it has incurred $105 in total expenses, all related to legal and professional expenses for incorporating the entity.

KGJMK Opco Inc. ("Opco") is a subtenant of KGJMK, LLC, which holds the prime lease for Opco's intended operating location. A five-year lease will commence once Opco obtains cannabis permits and a certificate of occupancy from the State of California and City of Santa Ana.

KGJMK, LLC has an option to renew the lease for two additional, consecutive five-year terms for a total of fifteen years. KGJMK, LLC also has a right of first refusal to purchase the property. KGJMK, LLC will distribute to Opco any income or membership fees generated as a part of this lease for repayment of Opco's revenue participation promissory note and convertible note through a surety agreement and a management agreement thereafter.

Funds raised from this offering will be loaned to KGJMK, LLC for buildout and equipment for the leased premises. The company estimates the buildout and equipment costs for this will total $600,000 and $284,000, respectively. Thus far, approximately $500,000 in buildout expenses have been incurred.



According to Grandview Research, the global legal marijuana market was valued at $17.7 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 18.1% through 2027,[v] reaching $73.6 billion. Two factors expected to drive growth in the coming years include increasing legalization of cannabis for recreational and medical use. In 2019, the largest industry segment was medical, accounting for 71% of all revenue generated. Medical marijuana is increasingly being used to treat medical conditions such as cancer, arthritis, Parkinson's disease, Alzheimer's disease, and other neurological conditions. By geography, North America holds the largest share of revenue at 88.4%.[vi]

Currently, 33 states (and Washington, D.C.) have legalized marijuana for medical use, and 11 states (and Washington, D.C.) have decriminalized adult recreational use.[vii] On November 4th, New Jersey, South Dakota, Montana and Arizona passed laws legalizing recreational marijuana.[viii]

	Medicinal	Adult Recreational
Alaska	Yes	Legal
Arizona	Yes	Legal (pending)
Arkansas	Yes	No
California	Yes	Legal
Colorado	Yes	Legal
Connecticut	Yes	Decriminalized
Delaware	Yes	Decriminalized
District of Columbia	Yes	Legal
Florida	Yes	No
Georgia	CBD Oil Only	No
Hawaii	Yes	Decriminalized
Illinois	Yes	Legal
Indiana	CBD Oil Only	No
Iowa	CBD Oil Only	No
Kentucky	CBD Oil Only	No
Louisiana	Yes	No
Maine	Yes	Legal
Maryland	Yes	Decriminalized
Massachusetts	Yes	Legal
Michigan	Yes	Legal
Minnesota	Yes	Decriminalized
Missouri	Yes	Decriminalized
Montana	Yes	Legal (pending)
Nevada	Yes	Legal


New Hampshire	Yes	Decriminalized
New Jersey	Yes	Legal (pending)
New Mexico	Yes	Decriminalized
New York	Yes	Decriminalized
North Dakota	Yes	Decriminalized
Ohio	Yes	Decriminalized
Oklahoma	Yes	No
Oregon	Yes	Legal
Pennsylvania	Yes	No
Rhode Island	Yes	Decriminalized
South Dakota	Yes (pending)	Legal (pending)
Texas	CBD Oil Only	No
Utah	Yes	No
Vermont	Yes	Legal
Virginia	CBD Oil Only	Decriminalized
Washington	Yes	Legal
West Virginia	Yes	No





Source: https://disa.com/map-of-marijuana-legality-by-state

According to a poll by Pew Research, 67% of Americans believe the use of marijuana should be legalized, reflecting a steady increase over the past decade. However, there are wide generational differences on views of marijuana legalization. A majority of millennials (76%), Generation X (65%), and baby boomers (63%) believe marijuana use should be legal. However, the Silent Generation (1928 – 1945) has remained largely against legalization, with only 35% approving.[ix]



According to Zion Research, the global cannabis edibles market was worth $2.3 billion in 2018 and is projected to reach $11.6 billion by 2025, growing at a CAGR of 25.4%.[x] According to *PreparedFoods.com*, cannabis-infused foods (i.e. edibles) might be the cannabis market segment that has evolved the most in recent years. Customers are beginning to demand more sophisticated, nuanced products, and increased competition is pushing manufacturers to become more innovative. Several emerging trends in the edibles industry include:

- **Healthy Options:** More and more companies are beginning to incorporate healthier ingredients into their products. Sweets are still the dominant segment in the market, but many manufactures are becoming more cognizant of dietary needs with a holistic view toward health and wellness.
- **Mainstream Crossover:** Lines are starting to become blurred between cannabis-infused foods and beverages and their mainstream counterparts. Cannabis companies are actively seeking snack and beverage manufacturers to partner with for new product lines. Companies are also beginning to improve their manufacturing process by adopting automated production and packaging equipment, using food industry best practices, and hiring professionals with expertise in consumer goods.

Cannabis, in particular CBD, is also becoming a fashionable ingredient in the cosmetics industry. The use of CBD in cosmetics first started in the U.S. and has since spread to Europe. Some perceived advantages of CBD in cosmetics include:[xi]

- Antioxidant
- Pain relieving
- Moisturizing
- Relaxing

To assist new businesses in the cannabis industry, MyGN will operate its kitchen with a shared economy approach. Using a shared kitchen is expected to benefit members via cost savings, access to necessary equipment, reduced regulatory burden, and cleanliness.[xii] Perhaps the most valuable of these benefits is the ability for companies to avoid investing the required upfront capital in building their own space or purchasing the necessary equipment, especially during a stage when capital and cashflow may be a challenge.[xiii]

According to a 2019 survey, 82% of surveyed shared kitchen operators pointed to supporting entrepreneur success as part of their primary mission. Shared use kitchens, when using industry-best practices, realize the promise of business incubation and economic clusters to empower their customers. Incubators have been shown to markedly improve the long-term survival rates of small businesses, achieving over twice the success rate of businesses that have not been incubated.[xiv]

In 2019, venture capital financings in cannabis companies surpassed $2.8 billion, a record high, and a 77.5% increase from 2018. Deal count in 2019 was also record-setting, with 391 venture financings. 2018 also saw significant growth in funding towards cannabis companies, with nearly $1.60 billion invested, a 199% year-over-year increase, across 270 total deals. Further industry highlights include:

- Deal count surpassed 100 total deals for the first time in 2015, with 128 such venture financings, a 106% increase from 2014.
- Between 2009 and 2019, there has been $5.69 billion invested across 1,257 venture capital deals in cannabis companies.
- Over 77% of capital invested from 2009 to 2019 occurred in 2018 and 2019.[xv]





Growpacker: Founded in 2017, Growpacker is a fully licensed, cannabis-forward THC and CBD co-packing and bottling facility in Southern California. It has licensed several patented THC and CBD infusion technologies, allowing it to design and manufacture premium cannabis-infused products, including both water- and oil-based products. Growpacker takes a turnkey approach to operate as the manufacturing arm for innovators and entrepreneurs, enabling companies to take new products to market. It can assist clients with product development, manufacturing, distribution, and sales and marketing. The company has raised over $12 million since inception.[xvi]

Infusion Factory: Founded in 2013, Infusion Factory is a cannabis specific contract manufacturer specializing in packaging design, compliance, product development, process development, manufacturing services, distribution support, and co-working space for licensed cannabis operators in California. It provides services for a range of cannabis infused products including chocolates, candies, confections, pre-rolling, vape cartridges, capsules, tablets, topicals, and tinctures. Infusion Factory has the capacity to process 200 gallons of topicals a day, 12,000 units of medical tinctures, 50,000 compressed tablets, and 10,000 two-part capsules. The company is an annually licensed Type-N manufacturer with Type-S shared-use facility approval.[xvii] Its factory is 11,000 square feet.[xviii]

Innovative Industrial Properties (NYSE: IIPR): Founded in 2016, Innovative Industrial Properties (IIP) is a real estate investment trust (REIT) for the medical-use cannabis industry. It focuses on purchasing specialized industrial real estate assets for the regulated medical-use cannabis industry. The company believes its sale-leaseback and other real estate solutions offer an attractive alternative to state-licensed medical-cannabis operators who have limited access to traditional financing alternatives. As of September 21, 2020, the company owned 63 properties that were 99.3% leased based on square footage to state-licensed medical-use cannabis operators and comprising an aggregate of approximately 4.9 million rentable square feet in Arizona, California, Colorado, Florida, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, and Virginia.[xix] The company generated $45.5 million in revenue through Q2 in 2020, up from $15.4 million through Q2 in 2019.[xx]

Kiva Brands, inc.: Founded in 2010, Kiva takes an artisanal approach to designing and manufacturing its edibles. Its product lines include chocolate bars, mints, gummies, and snacks (e.g. chocolate almonds and blueberries). Every product contains 5mg of THC or less.[xxi] Its products are available in several states including Arizona, California, Illinois, Michigan, Nevada, and Hawaii.[xxii] Kiva can be found in over 700 retail locations. In October 2019 the company raised $12.3 million and has raised $27 million in total since inception.[xxiii]

MedMen (CSE: MMEN): Founded in 2010, MedMen is a cannabis company based in Los Angeles with assets and operations nationwide. It owns and operates licensed cannabis facilities in cultivation, manufacturing, and retail. MedMen employs over 1,100 team members across the U.S. and operates more than 25 stores across California, Nevada, Illinois, Arizona, New York, and Florida.[xxiv] Its products include accessories (e.g. lighter and vape), capsules, gummies, drops, tablets, creams, and lotions. Customers can either purchase the products in-store, order for pickup, or order for delivery. The company is listed on the Canadian Securities Exchange (CSE) and had a market cap of 111 million (CAD) as of October 1, 2020.[xxv]





James Shih, CEO and Founder: James is a real-estate broker and experienced attorney specializing in cannabis, real estate, investment, compliance, and business law and has advised high-net worth individuals, private equity firms, developers, and executives in investments for Fortune 500 companies such as Hyatt. A shareholder of Golden Barn, his experience in cannabis licensing and operations for manufacturing and distribution is key. He is on the board of directors for the Orange County Cannabis Chamber of Commerce, an advocate for equal access, compliance, and cultural cannabis to develop a more diverse, robust globally attractive market. In addition to his current role at MyGN, James is a partner at SMS Law, a law firm specializing in investment immigration and international business development. He holds undergraduate degrees in Philosophy and Spanish from Rutgers University and a Juris Doctor (J.D.) from the University of San Diego School of Law.



Ken Hwang, Chairman, Chief Legal Officer (CLO), and Co-Founder: Ken is a seasoned entertainment and cannabis lawyer with a plethora of experience working at Creative Artists Agency (CAA), NBC Universal, Global Digital Creations, and Golden Barn. He negotiated talent deals for The Voice, Parenthood, and The Office. His cannabis experience spans across licensing and operations for manufacturing, distribution, cultivation, and retail. He is an expert educator on cannabis industry trends, finances, and licensing. In addition to his role at MyGN, Ken also serves as General Counsel at GDC Technology Ltd. He holds an undergraduate degree in Psychology from the University of California, Los Angeles, and Juris Doctor (J.D.) from Southwestern Law School.



Edwin Chu, COO: Ed is a 16-year veteran specialist in culinary innovation and hospitality. He is known for his expertise in logistics, distribution, and innovative culinary achievements. He was a pivotal leader in the success for Michelin restaurants like Melisse, Il Buco Alimentari, and Upland working alongside Josiah Citrin and Nicolas Boutin. He opened 5-star hotels like Mandarin Oriental and notably opened The Standard in New York with Michelin starred chef, Dan Silverman. He is experienced in cannabis formulations and infusions while bringing a plethora of real-world logistics experience in commercial kitchens and focused heavily on cannabis operational compliance. In addition to his current role at MyGN, Edwin also is an operations manager at Manuela Restaurant in Los Angeles. He holds an undergraduate degree from the University of California, San Diego and is a graduate of the Culinary Institute of America.





Maria Cordeiro, Marketing Director: Maria is the owner, CEO, creative director, and curator of Studio Goesto, a specialized branding firm working with cannabis brands, beauty, food, public figures, and global companies. Through innovation and adaptability, she creates solutions for companies to transform their brands and maximize revenue, and has worked with companies such as Log, Frutos de Goiás, and more. Her cannabis experience is focused on developing brands to make an impact, such as Bela's Formula. She is a cannabis educator well-known in the Brazilian community speaking on cannabis branding, investment, industry trends, and entrepreneurism. She holds a degree from Estácio de Sá.



Kenton Wong, Director of Sales: Kenton is a seasoned music industry veteran of over 20 years. He established himself through operating an international marketing and promotion company working with top talent and iconic brands such as: Black Eyed Peas, Mary J. Blige, Usher, Def Jam Records, Interscope, Universal Music, Red Bull, Rockstar Games, and Nintendo. His InterFM Hip Hop show was one of Tokyo's top rated and longest running program with about 37.5 million people in the broadcasting area.[xxvi] His talent in communications, relationships, and collaborative efforts make him invaluable force in sales. Kenton is a trained cannabis operator in both distribution, manufacturing, and compliance with ability to train efficient operators and maximizing production. He holds an undergraduate degree from the University of California, Irvine.



Ben Schwab, Director of Distribution: Ben has over 20 years of experience in cannabis distribution, sales, and cultivation. He has worked in both the medical and recreational market and is quickly able to adapt and focus on maintaining compliance at all times. He provides an extensive amount of knowledge of the plant, efficient cannabis operations, and understanding the needs of every step of the supply chain. Ben is the one of the driving founders of Golden Barn's distribution business. He holds an undergraduate degree from the University of California, Los Angeles (UCLA).



Dominykas Kalvelis, Director of Technology and Security: Dominykas is a seasoned technology and security professional who has experience consulting for Fortune 500 companies on optimizing processes, security, and leading infrastructure technology developments. He led the technology deployment for JPMorgan Chase, prototyping mobile applications for the NFL Superbowl, and has built out entire cybersecurity departments with Safra National Bank. He has acquired HITRUST certifications, SOC 2 Type 2, GDPR, ISO 27001, HIPAA, and NIST priming statuses to meet contractual obligations and prepare medical companies for global scalability. He is a long-time cultivator and experienced in cannabis operations, primarily focusing on operational security and standardizing onboarding processes for cannabis companies. He holds an undergraduate degree from St. Peters University.



PAST FINANCING

Since inception, the company has raised $500,000 in total from angel investors. The $500,000 in investment from angel investors was in the form of a convertible note accruing interest at 0.5% per annum. The notes mature in 2024, and upon full payment of the note, will convert into Class A shares of KGLMK Opco, Inc. For further information on past financing, please see the Form C attached to this offering page.

A significant amount of the company's first round of financing has gone toward marketing its shared-use facilities. It has released multiple press articles and has participated in multiple podcasts regarding investing in cannabis, entrepreneurship, the state of cannabis, trending manufacturing products, and shared-use manufacturing education. The purpose of this type of marketing was to educate people on shared-use licensing and acquire clients.

INVESTMENT TERMS

Security Type: Revenue Share Agreement
Round Size: Min: $50,000 **Max:** $1,500,000
Offering Type: Side-By-Side (Regulation CF and Regulation D)
Pre-Money Valuation: $8.5 million
Conversion Provisions: Immediately upon repayment in full of the Principal, the Company shall convert the original Principal amount of the Note into shares of the Company's Class B Preferred at a conversion price equal to $0.50 per share.

Repayment of Principal: The Company shall make a minimum quarterly payment that is equal to 50% of the Net Revenue Distribution (see below) among the outstanding Notes with equal priority and pro rata in proportion to their respective outstanding Principal amount. The quarterly payments, if any, will be paid to the Holder on or before March 31, June 30, September 30, and December 31 of each year until the outstanding Principal is paid in full.

Net Revenue Distribution: "Net Revenues" means the aggregate earnings of the Company less local cannabis taxes (city and county), cost of goods sold, overhead expenses, interest payments paid, income taxes, depreciation, and amortization of goodwill, and the allocation of corporate expenses associated with the Company. "Net Revenue Distribution" means the total amount of Net Revenues the Company will distribute after establishing reasonable reverses for the Company.

** Non-accredited investors will invest via Regulation CF regardless of amount invested. Accredited investors who invest over $5,000 will invest through the Regulation D 506(c) offering on the same terms as the Regulation CF offering..*

PRESS

Weedmaps: The cannabis industry fails minority professionals. It's time to do better.
OC Register: New cannabis coworking space in Santa Ana aims to boost industry access, diversity
Cashinbis: Green Quest 2020 Busts Open Cannabis Industry to Minority Entrepreneurs
Benzinga: Which State Cannabis Markets Best Represent A Possible Federal Legal Framework?
HighTimes: Minority Grant Finalists In California Cannabis Competition Are Mostly Women



Estadao: Cannabis Medicinal Abre Oportunidades Para Pequenos Negocios

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,


- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.latimes.com/california/story/2019-08-14/californias-biggest-legal-marijuana-market
[ii] https://www.greenstate.com/news/california-marijuana-edibles-makers-are-going-extinct/
[iii] https://smallbiztrends.com/2019/03/shared-kitchen.html
[iv] https://www.thefoodcorridor.com/2018/12/13/the-shared-kitchen-model-emerging-and-evolving/
[v] https://www.grandviewresearch.com/industry-analysis/legal-marijuana-market
[vi] https://www.grandviewresearch.com/press-release/global-legal-marijuana-market
[vii] https://disa.com/map-of-marijuana-legality-by-state
[viii] https://www.nytimes.com/2020/11/04/us/ballot-measures-propositions-2020.html
[ix] https://www.pewresearch.org/fact-tank/2019/11/14/americans-support-marijuana-legalization/
[x] https://www.zionmarketresearch.com/report/cannabis-edibles-market
[xi] https://cosmeticsbusiness.com/news/article_page/Cannabis_cosmetics_the_latest_in_beauty/165704
[xii] https://smallbiztrends.com/2019/03/shared-kitchen.html
[xiii] https://www.thefoodcorridor.com/2018/12/13/the-shared-kitchen-model-emerging-and-evolving/
[xiv] https://econsultsolutions.com/wp-content/uploads/2020/01/Kitchen-Incubators-2019_1.14.20.pdf
[xv] PitchBook Data, Inc.; Downloaded on March 28, 2020
[xvi] https://finance.yahoo.com/news/diamond-rough-growpacker-impressive-growth-011500792.html
[xvii] https://www.infusionfactory.com/
[xviii] https://www.bisnow.com/san-francisco/news/industrial/is-this-11-acre-cannabis-campus-coming-to-sacramento-the-future-100777
[xix] http://investors.innovativeindustrialproperties.com/company-profile
[xx] http://otp.investis.com/clients/us/iip_inc/SEC/sec-show.aspx?FilingId=14316651&Cik=0001677576&Type=PDF&hasPdf=1
[xxi] https://www.kivaconfections.com/about-us
[xxii] https://www.kivaconfections.com/products
[xxiii] https://thcnet.com/news/with-new-funding-kiva-eyes-continued-growth-of-popular-edible-products
[xxiv] https://www.medmen.com/who-we-are/
[xxv] https://www.google.com/search?tbm=fin&q=CNSX:+MMEN&stick=H4sIAAAAAAAAAONgecRowS3w8sc9YSn9SWtOXmPU5OIKzsgvd80rySypFJLmYoOyBKX4uXj10_UNDZPNCsuSKuOreBaxcjn7BUdYKfj6uvoBALc6m-ZKAAAA&sa=X&ved=2ahUKEwi49L7-oJTsAhXNlnIEHQ0lB0EQ3ecFMAB6BAgfEBk&biw=1440&bih=744#scso=_lD92X_CBH9vAytMPveWL2Ac7:0
[xxvi] https://www.interfm.co.jp/about/en

EXHIBIT C
Subscription Agreement

Subscription Agreement

KGJMK Opco Inc.
3200 S Susan St.
Santa Ana, CA 92704

Ladies and Gentlemen:

The undersigned understands that KGJMK Opco Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $1,070,000.00 of Revenue Participation Promissory Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated February 17, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 12, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of

the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

   a) General Rule.

   Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b) Appeal of Award.

   Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3200 S Susan St. Santa Ana, CA 92704 Attention: James Shih
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

KGJMK Opco Inc.
By_____ Name: Title:

EXHIBIT D
Revenue Participation Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED HOLDER" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF HOLDER'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE HOLDER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE HOLDER OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE HOLDER OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO HOLDER IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REVENUE PARTICIPATION PROMISSORY NOTE

Principal Amount: US $_____________ [DATE]

Name of Holder:

This REVENUE PARTICIPATION PROMISSORY NOTE (this "***Note***") is between the above-named holder (the "***Holder***") and **KGJMK OPCO INC. (D/B/A MY GREEN NETWORK OR MYGN)**, a California corporation (the "***Company***"), and is being issued pursuant to a Subscription Agreement entered into in connection with an offering by the Company of up to $1,500,000 of revenue participation promissory notes of like tenor to this Note and subject to the terms and conditions thereof.

The Holder desires to purchase this Note in the principal amount set forth above (the "***Principal***") in consideration of the Company's obligation to (i) repay the Principal out of the Net Revenue Distribution (as defined below) and (ii) convert the Note into that number of shares of the Company's Class B Preferred Stock, no par value per share ("***Class B Preferred***"), equal to the quotient obtained by dividing the Principal by the Conversion Price (as defined below) following the payment in full of the Principal.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1. BASIC TERMS.

(a) **Principal**. For value received, the Company promises to pay to the Holder the Principal with no interest.

(b) **Series of Notes**. This Note is one of a series of Notes in the aggregate principal amount not to exceed One Million, Five Hundred Thousand Dollars ($1,500,000). The Notes shall rank equally without preference or priority of any kind over one another, and all payments on account of the Principal shall be applied ratably and proportionately on the outstanding Notes on the basis of the Principal amount outstanding. The Company shall maintain a ledger of all Holders.

(c)   Payments. All payments of the Principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders.

(d)   Offering Deadline. This securities offering shall end on April 12, 2021.

(e)   Combined Offerings. The Company's concurrent offerings of this security under Regulation CF and Regulation D are the Combined Offerings.

(f)   Maximum Raise Amount. The Company shall seek to raise $1,070,000 under Regulation CF and a total of $1,500,000 under the Combined Offerings.

(g)   Target CF Minimum. The Company shall seek to raise a minimum of $50,000 under Regulation CF and a total of $50,000 under the Combined Offerings.

(h)   Target D Minimum. The Company shall seek to raise $50,000 in total via the Combined Offerings.

2.   REPAYMENT OF PRINCIPAL.

(a)   Repayment of Principal. The Company shall make a minimum quarterly payment that is equal to 50% of the Net Revenue Distribution (as defined below) among the outstanding Notes with equal priority and pro rata in proportion to their respective outstanding Principal amount. The quarterly payments, if any, will be paid to the Holder on or before March 31, June 30, September 30, and December 31 of each year until the outstanding Principal is paid in full.

(b)   Net Revenue Distribution. "*Net Revenues*" as used in this Note means the aggregate earnings of the Company less local cannabis taxes (city, county, and state), cost of goods sold, overhead expenses, interest payments paid, income taxes, depreciation, and amortization of goodwill, and the allocation of corporate expenses associated with the Company. "*Net Revenue Distribution*" means the total amount of Net Revenues the Company will distribute after establishing reasonable reverses for the Company.

3.   CONVERSION.

(a)   Generally. Immediately upon repayment in full of the Principal, the Company shall convert the original Principal amount of the Note into shares of the Company's Class B Preferred at a conversion price (the "*Conversion Price*") equal to $0.50 per share, subject to adjustment in accordance with Section 3(c) herein (the Class B Preferred underlying the Notes being referred to herein as the "*Shares*").

(b)   Mechanics of Conversion. As promptly as practicable after the conversion of this Note, the Company at its expense will issue and deliver to the Holder, upon surrender of this Note, the respective number of Shares. Upon delivery of the Shares following repayment in full of the Principal, this Note shall automatically be cancelled and of no further force and effect.

(c)   Adjustments to Conversion Price for Stock Splits and Combinations and Stock Dividends. If the Company shall at any time or from time to time after the date hereof, effect a stock split or combination of the outstanding Common Stock or pay a stock dividend in shares of Common Stock, then the Conversion Price shall be proportionately adjusted. Any adjustments under this Section 3(c) shall be effective at the close of business on the date the stock split or combination becomes effective or the date of payment of the stock dividend, as applicable.

(d)   Elimination of Fractional Interests. No fractional Shares shall be issued upon conversion of this Note, nor shall the Company be required to pay cash in lieu of fractional interests, it being the intent of the parties that all fractional interests shall be eliminated and that all issuances of Shares shall be rounded up to the nearest whole share.

(e) **Irrevocable Proxy**. Notwithstanding anything to the contrary herein, if the Note has a Principal amount of less than $25,000, following conversion of the Note into the Shares, the Holder shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy (as defined below). "*Irrevocable Proxy*" shall mean the agreement appointing MicroVenture Marketplace Inc. (the "*Platform*") or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Holder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by the Holder.

4.   CHANGE OF CONTROL.

If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash an amount equal to the outstanding Principal amount, and additionally, the Holder shall receive the stock or other securities or property to which such Holder is entitled upon such consummation of such Change of Control as if the Holder converted this Note immediately prior thereto. For purposes of this Note, a "*Change of Control*" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

5.   EVENTS OF DEFAULT.

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

(i) The Company fails to pay timely any of the Principal due under this Note on the date the same becomes due and payable;

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

6.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

(a)   **Organization, Good Standing, and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b)   **Authorization.** All corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note the valid and enforceable obligations they purport to be, and this Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c)   **Offering**. Subject in part to the truth and accuracy of the Holder's representations set forth herein, the offer, sale and issuance of this Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(d)   **Compliance with Other Instruments**. The execution, delivery and performance of this Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

(e)   **Valid Issuance of Stock**. The Class B Preferred when issued upon conversion of this Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Holder herein, will be issued in compliance with all applicable federal and state securities laws.

(f)   **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(g)   **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Note, or that could reasonably be expected to have a material adverse effect on the Company.

7.   **REPRESENTATIONS AND WARRANTIES OF THE HOLDER.**

(a)   **Authorization**.   This Note constitutes Holder's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b)   **Purchase Entirely for Own Account**. Holder acknowledges that this Note is issued to Holder in reliance upon Holder's representation to the Company that the Note will be acquired for investment for Holder's own account.

(c)   Required Information. The Holder acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Note, and the Holder represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

(d)   Reliance on Advice. The Holder acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Holder has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

(e)   Federal or State Agencies. The Holder acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   Voting and Inspection Rights. The Holder acknowledges that if they <u>are not</u> a Major Holder they shall have limited voting, information and inspection rights.

(g)   No Public Market. The Holder acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Holder hereunder.

8.   DISPUTE RESOLUTION.

(a)   General Rule. Any dispute under this Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b)   Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

(c)   Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

(d)   No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9.   MISCELLANEOUS PROVISIONS.

(a) **Security.** This Note is a general unsecured obligation of the Company.

(b) **Special Purpose Vehicle.** The Holder agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

(c) **Successors and Assigns**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the prior written consent of the Holders of a majority of the outstanding Principal amount of the Notes.

(d) **Governing Law**. This Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

(e) **Notices**. All notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

(f) **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(g) **Severability**. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h) **Transfer of a Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Holder to any person or entity upon written notice to the Company.

(i) **Closing Procedure**s. Funds can be released to the Company if (a) the Target CF Minimum or the Target D Minimum is met for the respective Regulation CF or Regulation D portion of the Offering on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

(j) **Entire Agreement; Amendments and Waivers**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Holder are separate agreements, and the sales of the Notes to each Holder are separate sales.

(k) **California Corporate Securities Law**. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

10. **APPROVAL.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

11. **SUBSCRIPTION PROCEDURE.** Each Holder, by providing his or her name, and subscription amount, confirms such investment through the MicroVenture's platform and has signed this Note electronically. Holder agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Note. By confirming, the Holder consents to be legally bound by the Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

[Signature pages follow]

The parties have executed this **REVENUE PARTICIPATION PROMISSORY NOTE** as of the date first noted above.

COMPANY:

**KGJMK OPCO INC.
(D/B/A MY GREEN NETWORK OR MYGN)**

By: _____

Signature: _____

Email: _____

Address: _____

_____

The parties have executed this **REVENUE PARTICIPATION PROMISSORY NOTE** as of the date first noted above.

HOLDER:

Name of Holder: _____

Print Name above

Signature: _____

Email: _____

Address: _____

_____

_____

EXHIBIT E
Pitch Deck



A Revolution is Coming.

And we need all the leaders we can get.



MyGN™
My Green Network

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events

Please see the end of this presentation for important risk disclosure information

Compendium

1. WHO are we?
2. WHAT do we believe in?
3. WHERE is the industry going?
4. HOW do we start a revolution?
5. WHY invest with my MyGN?





Who is MyGN?

Incubator Accelerator



+

Creative Hub



+

Infusion Spaces



We Empower the future Community of Green Leaders.

We Strive to Define
#CulturalCannabis

"By creating access for minorities in the legal cannabis industry, innovative products, ideas, and thought-leadership originating from their respective cultures will evolve the cannabis industry providing a more robust, globally attractive community and marketplace"

-MyGN team

Diversity* Bleeds *Innovation.





HIGH TIMES
NEWS CULTURE EVENTS GROW HEALTH ACTIVISM SHOP
Delivery
Minority Grant Finalists In California Cannabis Competition Are Mostly Women
Follow Us

From Our Founder.



Hi There!

My name is James, I'm a muay-thai fighter, a surfer, and an animal lover. I spent close to a decade in investment compliance as a lawyer until rediscovering my passion for cannabis. So I jumped off that cliff and I saw exploitation, selfishness, and suffering – not everyone was as lucky as me.

I'm fortunate that I met my co-founders - another recovering lawyer, a Michelin-trained chef, a branding visionary, a radio jedi, and a tech guru. We share a vision to disrupt the industry through leadership, empowerment, and community to create a solution where our success doesn't come at the cost of someone else's failure.

If you believe in creating an equally accessible, collaborative, and stronger cannabis industry; then I cordially invite you to join My Green Network to impact the world like never before.

So let's get this pitch deck started.

Thanks for reading!

What We Believe Guides Our Mission













EQUALITY

INNOVATION

UNITY

EMPOWERMENT

We Aim to Manifest Equal Access Into an Exclusive Industry.



Equally Accessible

Massive startup costs could limit access to the wealthy and privileged.

We envision a level playing field to create access for minorities, cultures, and backgrounds.



Unchained Creativity

High overhead can chain product innovation by operators in daily fear of failure.

We believe in inspiring different perspectives sparking creativity in the marketplace of ideas.



A Reset Industry

Consolidation is expected in the future, as larger players gobble up smaller operators.[i]

We aim to combine shared-economy with experience to reset the industry starting-line for operators.

[i] https://mjbizdaily.com/how-companies-can-take-advantage-of-cannabis-industry-consolidation/

Where is
The Cannabis
Industry
Going?



The Global Legal Cannabis Industry is Growing.

▼ **18.1% CAGR**
Industry Growth Rate



Billions

$80

$60

$40

$20

$0

$73.6

$17.7

2019 [ii]

2027 (Projected) [i]

[i]. https://www.grandviewresearch.com/press-release/global-legal-marijuana-market
[ii]. https://www.grandviewresearch.com/industry-analysis/legal-marijuana-market





Cannabis is Gaining More Acceptance by Americans.

2020

During COVID-19, 29 States designated medical marijuana companies as **essential.**[iv]



33 STATES + D.C.

Have legalized medical cannabis.[ii]



67%

Americans favor legalizing recreational cannabis.[i]



12%

Americans are cannabis users.[iii]



11 STATES

Have fully legalized cannabis.[ii]



91%

Americans support the legalization of medical or recreational cannabis.[i]

i https://www.pewresearch.org/fact-tank/2019/11/14/americans-support-marijuana-legalization/
ii https://www.cbsnews.com/news/where-is-marijuana-legal-in-2020-illinois-joins-10-other-states-legalizing-recreational-pot-2020-01-01/
iii https://news.gallup.com/poll/284135/percentage-americans-smoke-marijuana.aspx
iv https://mjbizdaily.com/states-that-have-allowed-marijuana-businesses-to-remain-open-during-coronavirus-pandemic/



How we Aim to Ignite a Revolution in Our Industry.

The Traditional Cannabis Process

Can Look Something Like This.



General Contractors
CDPH
Equipment
Startup
Costs
Costs
Overhead
Building Dept
Bills
Being Compliant
Time
Finding a location
Legal Fees
Attorneys
Architects
Family
Investors
Experience
Uncertainty
Engineers

We Plan to Change That.







General Contractors
CDPH
Success
Startup
Costs
Costs
Overhead
Building Dept
Being Compliant
Time
Legal Fees
My Green Network
Architects
Family
Investors
Experience
Uncertainty
Engineers

Imagine Reduced Startup Costs...

The Traditional Path

Startup costs can reach up to
$500,000[i]



Operating Costs
Licensing Fees
Equipment
Rent
Security
Cannabis Inputs

MyGN starts at
$50,776
and includes:



A Type S license
Michelin-inspired & equipped production suites
1st month membership fees & security deposit

MyGN™
My Green Network

[i] https://blog.greengrowthcpas.com/how-to-calculate-your-initial-cannabis-startup-costs

Envision Streamlined Licensing...

The Traditional Path



Licensing can be complex

Long timelines
Professional fees
Changing laws and regulations

...in 60 days or less;



MyGN does the heavy lifting.

Expedited **60 day** timeline
MyGN licensing experts apply for members
Streamlined processing


MyGN™
My Green Network

Then Visualize a Flexible Membership...



MyGN memberships starting at $1,850/Month

Customizable
Designed for members to pay as they scale
Adjustable anytime



MyGN™
My Green Network

We are Applying for Three Essential Licenses to Synergize for a Perfect Solution.

Manufacturing



Type-6

Control over Product Extraction, Infusion, and Innovation.

Shared-Use



Type-S

California license issued by CDPH permitting multiple manufacturers in one facility.

Distribution



Type-11

Right to transport cannabis between businesses anywhere in California.

Our Master Plan:

To Empower Leaders for Success.



MyGN In-House Services

From specialized equipment rentals to branding and packaging.



Access to Key Partners.

From sourcing licensed cannabis ingredients to banking and accounting.

Our Blueprint to Monetize.



Incubator
Equity in cannabis startups.

Advisory Placements
Referral 10% to 20% Fees for connecting advisors with members.

Referral Network
Referral Fees from 5% to 30% of total contract.

Type-S Membership
Licensing and monthly fees.

Manufacturing
Exclusive in-house products with five product lines, 12+ products in development.

(Members) Licensed Distribution
Pay up 6% to 25% gross product, per unit, or brokering.

(Non Members) Licensed Distribution
Pay 10% to 35% gross product or per unit.

Cannabis University
Three-month courses covering cannabis improvement.

We are Developing Proprietary Technology For Scalable Optimization.





MyGN
DASHBOARD COMMUNITY COLLABORATION BILLING SPACE CALENDAR REPORTS SETTINGS
WELCOME, USERNAME
Overview Licenses Occupancy Opportunities Memberships Billing Revenue Resource Utilization Activity
Occupancy
Invoices
Revenue
Memberships
Companies
Contracts

My Green Network is developing proprietary technology to manage concurrent Type-S license application submission lifecycles for a scalable, user-friendly experience.

Streamlining internal processes, can save MyGN resources via:

- ERP Optimization
- Automating Licensing
- Generating Reporting and regulatory change notifications at city and state level
- Membership management
- Accounting
- Member onboarding and communication portal



MyGN In-House Services.

- Track member's Type S license application in real time
- Manage facility usage requirements
- Connect and collaborate with other members
- Access the MyGN ancillary service providers when needed







Why Invest with MyGN?

We are Ready to Start.



Property

Over 50% Construction complete with 15-year lease + Right of First Refusal.



Licensing

Building permits approved and phase one of the cannabis facility has been approved by the city.



Product Development

In-house branded products in development.



Member Licensing

Already have 22/30 deposits for memberships on MyGN Waitlist.

Join Our Revolution, Become a Green Investor.

Potential Synergistic Revenue



Synergistic use of facility space means potential for:

- Recurring Revenue
- Flexible Operations
- Maximized Efficiency
- Minimized Vacancy

Potential Evolving Revenue



Parent company investment in an incubator has potential for:

- Identifiable positive cash flow investments
- Expansions could drive value
- Early stage opportunities
- Equity in startups

Preopening Traction

22 of 30 spots filled on MyGN Early Bird waitlist

- Deposits to secure spot months in advance
- 73% membership capacity
- Innovative products

Team & Experience



Strategically designed operational team means:

- Cannabis, legal, culinary, & marketing expertise
- 21+ Years of combined licensed experience
- Hyper-focused for success



22 out of 30 deposits for Memberships.

We're at **73%** of our 1st year capacity with member deposits securing their spot on the MyGN Waitlist.

Highlighted Members







My Green
Network Media

has been viewed on 110+ Platforms.

Investment

BENZINGA

Seeking Alpha α

yahoo! finance

BUSINESS INSIDER

Cannabis

HIGH TIMES

GreenEntrepreneur

weedmaps

L.A. CANNABIS NEWS

International

ESTADÃO

BizBRAZIL magazine

RG



Help Us Bring Shared-Cannabis Into a Shared-Economy World.

Go Green The Way You Want.

We do the Rest.

www.mygreennetwork.com

3200 S. Susan Street
Santa Ana, CA, 92704



My Green Network

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risk (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

• Rapidly changing consumer preferences and market trends,
• Inability to expand and maintain market acceptance for the company's services and products,
• Inability to gain access to international markets and comply with all applicable local laws and regulations,
• Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
• Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
• Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
• Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
• Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

Risk Disclosures

Company Risk (Continued)

• Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

• Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

• Inability to adequately secure and protect intellectual property rights,

• Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

• Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

• Changes in laws and regulations materially affecting the company's business,

• Liability risks and labor costs and requirements that may jeopardize the company's business,

• Dependence on and inability to hire or retain key members of management and a qualified workforce,

• Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

• Issuance of additional company equity securities at prices dilutive to existing equity holders,

• Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

• Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

[Text Overlay: A Revolution Is Coming]

[Text Overlay: MyGN (logo) My Green Network]

James: Our mission is really to create a thriving network of cannabis businesses globally.

[Text Overlay: James Shih CEO & Founder, My Green Network]

James: To do that, we needed a way to get leaders in this industry, then empower them, and create a community.

[Text Overlay: MyGN Journey MyGN Holiday Chairty for Veterans]

[Text Overlay: MyGN Journey MyGN Minority and Women in Cannabis Mixer]

[Text Overlay: MyGN Journey MyGN at Weedy Awards]

[Text Overlay: MyGN Journey MyGN Exhibits at MJBizCon 2019: Marijuana Business Conference and Cannabis Expo]

[Text Overlay: Ken Hwang CLO & Co-Founder, My Green Network]

Ken: We started in the cannabis business in 2013 in Colorado, and it took us about like 18 months, I would say it cost us about like a million bucks to start that facility.

Ken: So, James came up with this idea; why don't we create a shortcut for cannabis entrepreneurs to enter into the industry?

[Text Overlay: Jazmin Aguiar Board Director, Minority Cannabis Business Association Diversity Advisor for MyGN]

Jazmin: The greatest impact My Green Network has in the cannabis industry right now is the forward thinking that allows a small business to enter the industry at a low cost, that includes a city and state license.

James: Our entire platform is to create access for cannabis brands and manufacturers and products, the most hard-hit communities by the war on drugs, BIPOC, minorities, a group of college students, a 10-year salaried worker, they have a career path.

[Text Overlay: Jarret Duran MyGN Early-Bird Member, Founder of Canbiance Deposit paid for Orange County Facility Waitlist]

Jarret: My cannabis journey starts at the end of my college career at UC Berkeley.

We create wellness products such as study gummies [that] are a naturally-based study supplement alternative designed to serve as a natural alternative to Adderall for students.

My Green Network provides small cannabis businesses like ourselves to manufacture and distribute products to our full potential.

[Text Overlay: Craig Bethel MyGN Early-Bird Member, Founder of 2020 Deposit paid for Orange County Facility Waitlist]

Craig: The amount of knowledge that they have about their industry and each part that they kind of specialize in has been really helpful.

My Green Network has given us an opportunity to streamline our process in a much shorter time frame.

[Text Overlay: James Shih CEO & Founder, My Green Network]

James: We believe we are experts in this business, we're here to help guide and support, our business model thrives on the success of the people in our space.

James: Go Green the way you want, we do the rest.

[Text Overlay: Join The Revolution.]

[Text Overlay: MyGN (logo) My Green Network]

[Text Overlay: www.mygreennetwork.com]

[Test Overlay: @officialgreennetwork (instagram account)]